SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 9, 2005

Report on the Third Quarter of 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: November 30, 2005

Società per Azioni Rome, Piazzale Enrico Mattei, 1 Capital stock euro 4,005,358,876 fully paid Registro Imprese di Roma, c. f. 00484960588 Tel. +39-0659821 Fax +39-0659822141 www.eni.it		Eni 2005 Third Quarter and Nine-Months Results (unaudited)
FOR IMMEDIATE RELEASE

Eni results for the third quarter 2005:

• net profit up 48% to euro 2.3 billion

• oil and gas production up 11% to 1.715 million boe/d

San Donato Milanese, 9 November 2005 - Eni, the international oil and gas company, today announces the results for the third quarter and nine months to 30 September 2005.

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

			Summary group results (1) (million euro)
2,916	4,192	43.8	Operating profit	8,654	12,233	41.4
2,739	3,687	34.6	Replacement cost operating profit (2)	8,247	11,232	36.2
1,585	2,340	47.6	Net profit	4,950	6,683	35.0
1,474	2,023	37.2	Replacement cost net profit (2)	4,695	6,055	29.0

			Key operating indicators
1,545	1,715	11.0	Oil and natural gas production (thousand boe/day)	1,598	1,714	7.3
15.33	16.89	10.2	Natural gas sales (billion cubic metres)	60.90	64.60	6.1
3.24	3.28	1.2	Sales volumes of refined products on retail markets in Europe (Agip brand) (million tonnes)	9.21	9.31	1.1
3.56	6.15	72.8	Production volumes of electricity sold (terawatthour)	9.64	16.70	73.2

Financial highlights of the quarter:

•	Revenues of euro 17.4 billion, up 37%
•	Adjusted net profit[3] of euro 2.4 billion, up 69%
•	Net borrowings at period end: euro 6.4 billion[4], down 45% from 31 December 2004

__________________

(1)	Eni’s consolidated accounts at 30 September 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) currently applied. Results for the third quarter and nine months of 2004 have been restated for comparability
(2)	Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
(3)	Adjusted net profit is before inventory holding gains or losses and special items. Information on adjusted net profit is presented to help distinguish the underlying trends for the company’s core businesses and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. For a reconciliation of net profit to adjusted net profit see tables below.
(4)	The interim dividend for fiscal year 2005 was paid on 27 October 2005 for an amount of euro 1.7 billion.

Operating highlights of the quarter:

•	favourable trading environment driven by higher Brent crude oil prices (up 48%) and refining margins (up 64%), but with lower retail marketing and petrochemicals product margins
•	E&P: strong production growth (11%) driven by continuing production ramp-up primarily in Libya and Angola
•	G&P: sales volumes growth in natural gas (10%)

Paolo Scaroni, Eni Chief Executive Officer, commented:
“This has been another quarter of strong performance against the backdrop of a favourable trading environment. We are comfortable with our guidance of achieving the strongest ever operating and financial results in Eni’s history”.

* * *

Contacts
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
Jadran Trevisan, Manager
Antonio Pinto - Marco Porro

e-mailbox: investor.relations@eni.it

Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (Milan) - Italy
Tel.: +39 - 02520.51651 - fax: +39 - 02520.31929

Eni Press Office:
Luciana Santaroni, Manager
Domenico Negrini
Tel.: +39 - 02520.31287
luciana.santaroni@eni.it
domenico.negrini@eni.it

* * *

This press release and Eni’s Report on the Third Quarter of 2005 (unaudited) are available on the Eni web site: “www.eni.it”.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. In 2004, Eni reported net profits under IFRS of euro 7,274 million. Eni is present in 70 countries and is Italy’s largest company by market capitalisation.

Third Quarter 2005

Eni’s Board of Directors examined the consolidated Report on the Third Quarter of 2005. Eni’s third quarter net profit was euro 2,340 million, an increase of euro 755 million, or 47.6%, from the third quarter 2004, primarily reflecting higher operating profit (up euro 1,276 million), offset in part by higher income taxes (euro 646 million). Replacement cost net profit which is arrived at by excluding an inventory holding gain of euro 317 million, after taxes (euro 111 million in the third quarter of 2004), increased 37.2% to euro 2,023 million.

Eni’s results for the third quarter were underpinned by a stronger trading environment with Brent crude oil price up 48% and refining margins up 64% from a year ago, but with lower retail marketing and petrochemicals product margins.

Special charges for the third quarter 2005 were euro 423 million and related primarily to environmental provisions (euro 423 million), asset impairments (euro 151 million) and Eni’s share of insurance charges (euro 119 million) borne by the oil industry in connection with the exceptionally high accident rate of the 2004-2005 two-year period. The quarter also included a gain of euro 135 million for the divestment of the entire share capital of Italiana Petroli SpA (IP). Adjusted net profit for the quarter was up 68.9% to euro 2,446 million.

Replacement cost operating profit for the quarter was euro 3,687 million, a rise of euro 948 million from the third quarter of 2004, or 34.6%, reflecting primarily the increases reported in the following segments:

(i)	Exploration & Production (up euro 1,239 million, or 50.8%) achieved higher realisations in dollars (oil up 48.2%; natural gas up 14%) combined with growth in sales volumes (up 14.6 million boe, or 10.4%), offset in part by the negative change in special charges (euro 295 million) related to higher asset impairment (euro 132 million) and gains on disposals recorded in the third quarter 2004 (euro 173 million) and higher operating costs and amortisation charges;
(ii)	Refining & Marketing (up euro 95 million, or 67.9%) achieved stronger realised refining margins (Brent up 2.74 dollars/barrel, or 64%), partly offset by weaker retail marketing margins in Italy.

These increases were partly offset by unfavourable trends in operating results of other segments. The Petrochemicals segment posted an operating loss of euro 63 million for the quarter compared with an operating profit of euro 77 million a year ago, reflecting depressed product margins resulting from the increase in oil-based feedstock costs not fully recovered in selling prices. The “Other activities” and “Corporate and financial companies” segments recorded higher operating losses (down euro 220 million) due principally to higher environmental and other provisions (euro 137 million) and insurance charges (euro 119 million).

Oil and natural gas production for the quarter increased 11% from the third quarter of 2004 to 1.715 mm boe/d reflecting production from new fields started up in late 2004, primarily in Libya, Angola, Algeria, Egypt and Iran and the start-up of the Kizomba B project off the coast of Angola. These increases were partially offset by adverse entitlement effects (down 40 kboe/d), field declines in mature areas, divestment impacts (down 12 kboe/d) and the impact of the hurricanes on production in the Gulf of Mexico (down 10 kboe/d). Excluding the impact of adverse entitlement effects, oil and natural gas production increased 13.6%.

Nine months 2005

Net profit for the nine months of 2005 was euro 6,683 million, a 35% increase of euro 1,733 million from the first nine months of 2004, reflecting higher operating profit (up euro 3,579 million), offset in part by higher income taxes (euro 1,710 million). Replacement cost net profit, which is arrived at by excluding an inventory holding gain of euro 628 million after taxes (euro 255 million in the the first nine months of 2004), increased 29% to euro 6,055 million.

Special charges for the nine months of 2005 were euro 800 million and related primarily to environmental provisions (euro 712 million), asset impairments (euro 336 million) and insurance charges (euro 119 million), offset in part by the gains on the sale of IP (euro 135 million). Adjusted net profit for the nine months of 2005 increased by 53.6% to euro 6,855 million.

Replacement cost operating profit for the nine months of 2005 was euro 11,232 million, an increase of euro 2,985 million from the nine months of 2004, or 36.2%, reflecting primarily the increases reported in the following segments:

(i)	Exploration & Production (up euro 3,083 million, or 52%) primarily reflecting higher realisations in dollars (oil up 43.9%, natural gas up 17.5%) combined with increased production volumes sold (up 29.8 million boe, or 7.1%), offset in part by higher operating costs and amortisation charges, the negative impact of special items of euro 387 million resulting from higher asset impairment (euro 117 million) and gains on the divestment of assets for of euro 291 million recorded in 2004, a further weakness in the dollar relative to the euro (approximately euro 280 million, related in part to currency translations effected);
(ii)	Refining & Marketing (up euro 269 million, or 72.3%) primarily reflecting stronger realised refining margins (margins on Brent were up 2.10 dollar/barrel, or 53.6%), offset in part by a further weakness in the dollar relative to the euro.

These increases were partly offset by higher operating losses in the “Other activities” and “Corporate and financial companies” segments (down euro 349 million) due mainly to environmental and other provisions (euro 231 million) and insurance charges (euro 119 million).

Revenues for the nine months of 2005 were euro 49,857 million, a 27.7% increase of euro 10,803 million from the first nine months of 2004, primarily reflecting higher realisations and volumes sold in all of Eni’s main operating segments, partly offset by the impact of the depreciation of the dollar over the euro.

Net borrowings at 30 September 2005 were euro 6,375 million, down euro 4,085 million from 31 December 2004, primarily reflecting cash inflows from operating activities, influenced also by seasonality factors, and proceeds from divestments (euro 523 million). These were offset in part by:

(i)	financial requirements for capital expenditure and investments (euro 4,781 million);
(ii)	the payment of dividends for 2004 fiscal year (euro 3,586 million, of which euro 3,384 million by Eni SpA) and the share buy back program;
(iii)	the effects of currency translations (approximately euro 980 million).

Compared with 30 June 2005, net borrowings decreased by euro 3,171 million reflecting primarily inflows from operating activities and the cash sale of IP (euro 155 million), offset in part by financial requirements for capital expenditure.

As at 30 September 2005 Eni’s leverage (ratio of net borrowings to shareholders’ equity including minority interest) was 0.16, compared with 0.30 at 31 December 2004.

From 1 January to 4 November 2005 a total of 33.94 million own shares were purchased for a total expense of euro 729 million (on average euro 21.480 per share). From the beginning of the share buy-back plan (1 September 2000) Eni purchased 268.75 million own shares, equal to 6.71% of its share capital, for a total expense of euro 3,967 million (on average euro 14.760 per share).

Capital expenditure amounted to euro 4,716 million (euro 5,379 million in the first nine months of 2004) and primarily related to:

(i)	the development of oil and gas reserves (euro 2,857 million) in particular in Kazakhstan, Libya, Angola, Egypt and Italy, exploration projects (euro 335 million) and the purchase of proved and unproved property (euro 225 million);
(ii)	upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 528 million);
(iii)	the continuation of the construction of combined cycle power plants (euro 170 million);
(iv)	actions for improving flexibility and yields of refineries, including the construction of the tar gasification plant at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 339 million).

The decline in capital expenditure from the first nine months of 2004 (euro 663 million; down 12.3%) is related to:

(i)	the completion of relevant projects (South Pars in Iran, the onshore section and treatment plants within the Libya Gas projects, the Greenstream pipeline);
(ii)	the approaching to completion of plans for the expansion of electricity generation capacity;
(iii)	the impact of the appreciation of the euro over the dollar.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in average net borrowings for the nine months of the year cannot be extrapolated for the full year.

Business trends

The following are the forecasts for Eni’s key production and sales metrics in 2005:

-	daily production of hydrocarbons is forecasted to grow compared to 2004 (1.62 million boe/day) in line with the planned compound average growth rate for the 2004-2008 period (over 5%) which takes into account the expected impact of adverse entitlement effects. Increases will be achieved outside Italy (in particular in Libya, Angola, Iran, Algeria and Kazakhstan) due to full production of fields started up in late 2004 and the first nine months of 2005 and start-ups planned for the fourth quarter of 2005;
-	volumes of natural gas sold are expected to increase by approximately 5% on 2004 (84.45 billion cubic metres)[5] due to higher sales volumes expected in markets in the rest of Europe (up 9%), in particular in Spain, France, Turkey and Germany and in sales volumes to Italian importers. In Italy, management expects an increase in natural gas sales volumes reflecting higher natural gas domestic demand (assuming normal temperatures) and an increase in natural gas volumes consumed for electricity generation at EniPower power stations, partly offset by competitive pressure;
-	electricity production sold is expected to increase by approximately 60% (13.85 terawatthours in 2004) due to full production/start-up of new generation capacity (approximately 3 gigawatts) at the Mantova and Brindisi new power units and of the units already installed at the Ravenna and Ferrera Erbognone plants. At year-end total installed generation capacity is expected to be approximately 4.3 gigawatts (3.3 gigawatts at 31 December 2004);

__________________

(5)	Include own consumption and Eni’s share of sales of affiliates.

-	refining throughputs on Eni’s account are expected to increase approximately 3% (37.68 million tonnes), reflecting higher processing at the Taranto and Livorno wholly-owned refineries and at refineries of third parties. This is expected to be partly offset by the impact of the maintenance standstill of the Porto Marghera refinery in the first months of 2005 and of lower processing at the Gela refinery following a natural event which occurred in December 2004. Management expects full utilisation rate of balanced capacity of wholly-owned refineries;
-	sales of refined products on the Agip branded network in Italy are expected to decline slightly as compared to 2004 (8.89 million tonnes), due primarily to a decline in domestic consumption, partly offset by a better performance of the network. In the rest of Europe sales are expected to grow despite lower domestic consumption, taking into account also the effects of acquisitions carried out in Germany, Spain and Czech Republic.

In 2005, capital expenditure is expected to amount to approximately euro 7.5 billion; approximately 96% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing divisions.

Post balance sheet events

On October 20, 2005, Eni and Gazprom met to evaluate new opportunities for co-operation in oil and gas in exploration in Russia, commercialisation of oil products outside Russia and commercialisation of gas in Europe. Taking into account this new understanding, the companies have decided to consider the prior framework agreement of May 10, 20056 as superseded and are planning a new and more complex agreement which will be submitted to Antitrust Authorities if necessary.

The interim dividend for 2005 of euro 0.45 per share resolved by the Board of Directors in its meeting of 21 September 2005 was paid on 27 October 2005 with a total outlay of approximately euro 1.7 billion.

__________________

(6)	For a discussion of the framework agreement of 10 May 2005 see Eni First Half Report for 2005 - Operating review - Gas & Power.

Trading environment indicators

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

41.54	61.54	48.1	Average price of Brent dated crude oil (1)	36.28	53.54	47.6
1,222	1,220	(0.2)	Average EUR/USD exchange rate (2)	1,226	1,264	3.1
33.99	50.44	48.4	Average price in euro of Brent dated crude oil	29.59	42.36	43.2
4.28	7.02	64.0	Average European refining margin (3)	3.92	6.02	53.6
3.50	5.75	64.3	Average European refining margin in euro	3.20	4.76	48.8
2.1	2.1	..	Euribor - three-month euro rate (%)	2.1	2.1	..

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary group results

Summarised consolidated profit and loss account

(million euro)

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

12,648	17,362	37.3	Net sales from operations	39,054	49,857	27.7
432	156	(63.9)	Other income and revenues	987	478	(51.6)
(9,104)	(11,943)	(31.2)	Operating expenses	(27,979)	(34,171)	(22.1)
(1,060)	(1,383)	(30.5)	Depreciation, amortisation and writedowns	(3,408)	(3,931)	(15.3)
2,916	4,192	43.8	Operating profit	8,654	12,233	41.4
(1)	(47)	..	Net financial expense	(63)	(223)	(254)
179	365	103.9	Net income from investments	753	778	3.3
3,094	4,510	45.8	Profit before income taxes	9,344	12,788	36.9
(1,439)	(2,085)	(44.9)	Income taxes	(4,138)	(5,848)	(41.3)
1,655	2,425	46.5	Profit before minority interest	5,206	6,940	33.3
(70)	(85)	(21.4)	Minority interest	(256)	(257)	(0.4)
1,585	2,340	47.6	Net profit	4,950	6,683	35.0

1,585	2,340	47.6	Net profit	4,950	6,683	35.0
(111)	(317)		Exclusion of inventory holding (gains) losses	(255)	(628)
1,474	2,023	37.2	Net profit at replacement cost	4,695	6,055	29.0
(26)	423		Exclusion special item	(233)	800
1,448	2,446	68.9	Adjusted net profit	4,462	6,855	53.6

Segmental analysis of operating profit

(million euro)

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

2,439	3,678	50.8	Exploration & Production	5,932	9,015	52.0
433	525	21.2	Gas & Power	2,550	2,680	5.1
317	663	109.1	Refining & Marketing	743	1,528	105.7
89	(51)	..	Petrochemicals	156	165	5.8
(118)	(391)	(231.4)	Other activities (1)	(344)	(640)	(86.0)
(179)	(126)	29.6	Corporate and financial companies	(290)	(343)	(18.3)
(65)	(106)		Unrealized profit in stock	(93)	(172)
2,916	4,192	43.8	Operating profit	8,654	12,233	41.4

2,916	4,192	43.8	Operating profit	8,654	12,233	41.4
(177)	(505)		Exclusion of inventory holding (gains) losses	(407)	(1,001)
2,739	3,687	34.6	Replacement cost operating profit	8,247	11,232	36.2
84	681		Exclusion of special items	320	1,197
2,823	4,368	54.7	Adjusted operating profit	8,567	12,429	45.1

(1)	From 1 January 2005, the results of operations of the Engineering activity are included in the Other activities segment. In order to allow for a homogeneous comparison, data for the third quarter and nine months of 2004 have been reclassified accordingly.

Summarized consolidated balance sheet

	31 Dec. 2004	30 June 2005	30 Sep. 2005	Change vs. 31 Dec. 2004	Change vs. 30 June 2005
(million euro)
Net capital employed	45,143	46,390	45,570	427	(820)
Shareholders’ equity (including minority interests)	34,683	36,844	39,195	4,512	2,351
Net borrowings	10,460	9,546	6,375	(4,085)	(3,171)
Total liabilities and shareholders’ equity	45,143	46,390	45,570	427	(820)

Debt and bonds	12,542	11,680	9,726	(2,816)	(1,954)
short-term	5,256	4,525	2,776	(2,480)	(1,749)
long-term	7,286	7,155	6,950	(336)	(205)
Cash, cash equivalents and certain non operating financing receivables and securities	(2,082)	(2,134)	(3,351)	(1,269)	(1,217)
Net borrowings	10,460	9,546	6,375	(4,085)	(3,171)

Reconciliation of reported operating profit by segment and net profit to adjusted operating and net profit

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

(million euro)

Third quarter	2005	Nine months
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit

					Operating profit
3,678		3,678	132	3,810	E&P	9,015		9,015	291	9,306
525	(65)	460	8	468	G&P	2,680	(95)	2,585	56	2,641
663	(428)	235	113	348	R&M	1,528	(887)	641	194	835
(51)	(12)	(63)	20	(43	Petrochemicals	165	(19)	146	41	187
(391)		(391)	285	(106)	Other activities	(640)		(640)	436	(204)
(126)		(126)	123	(3)	Corporate and financial companies	(343)		(343)	179	(164)
(106)		(106)		(106)	Unrealized profit in stock	(172)		(172)		(172)
4,192	(505)	3,687	681	4,368		12,233	(1,001)	11,232	1,197	12,429
2,340	(317)	2,023	423	2,446	Net profit	6,684	(628)	6,055	800	6,855

Third quarter	2004	Nine months
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit

					Operating profit
2,439		2,439	(163)	2,276	E&P	5,932		5,932	(96)	5,836
433	12	445	6	451	G&P	2,550	(16)	2,534	6	2,540
317	(177)	140	110	250	R&M	743	(371)	372	173	545
89	(12)	77	(3)	74	Petrochemicals	156	(20)	136	(9)	127
(118)		(118)	33	(85)	Other activities	(344)		(344)	137	(207)
(179)		(179)	101	(78)	Corporate and financial companies	(290)		(290)	109	(181)
(65)		(65)		(65)	Unrealized profit in stock	(93)		(93)		(93)
2,916	(177)	2,739	84	2,823		8,654	(407)	8,247	320	8,567
1,585	(111)	1,474	(26)	1,448	Net profit	4,950	(255)	4,695	(233)	4,462

Analysis of special items

(million euro)

Third quarter	Nine months
2004	2005	2004	2005

128	297	Environmental provisions	266	521
6	151	Mineral and other asset impairment	182	336
70	245	Provision to the risk reserve	73	310
7	13	Provision for redundancy incentives	31	35
(173)		Net gains on E&P portfolio rationalisation	(291)
46	(25)	Other	59	(5)
84	681	Special items of operating profit	320	1,197
(94)	(135)	Expense (income) from investments	(397)	(133)
		- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
(94)		- Gain on the sale of Agip do Brasil SA	(94)
	(135)	- Gain on the sale of IP		(135)
	28	Other		28
(10)	574	Non-recurring items before taxes	(77)	1,092
(16)	(151)	Taxes on special items	(156)	(292)
(26)	423	Total special items of net profit	(233)	800

Adjusted operating profit and net profit

(million euro)

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

2,276	3,810	67.4	E&P	5,836	9,306	59.5
451	468	3.8	G&P	2,540	2,641	4.0
250	348	39.2	R&M	545	835	53.2
74	(43	..	Petrochemicals	127	187	47.2
(85)	(106)	(24.7)	Other activities	(207)	(204)	1.4
(78)	(3)	96.2	Corporate and financial companies	(181)	(164)	9.4
(65)	(106)		Unrealized profit in stock	(93)	(172)
2,823	4,368	54.7	Adjusted operating profit	8,567	12,429	45.1
1,448	2,446	68.9	Adjusted net profit	4,462	6,855	53.6

There follows a review of financial and operating performance of Eni’s main business divisions.

Third quarter operating results by division

Exploration & Production

(million euro)

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

4,017	6,052	50.7	Revenues	10,910	16,072	47.3
2,439	3,678	50.8	Operating profit	5,932	9,015	52.0
(163)	132		Exclusion of special items	(96)	291
2,276	3,810	67.4	Adjusted operating profit	5,836	9,306	59.5

1,133	1,228	(8.4)	Capital expenditure	3,619	3,448	(4.7)

Operating profit for the third quarter of 2005 was euro 3,678 million, a 50.8% increase of euro 1,239 million from the third quarter of 2004, primarily reflecting higher oil and gas realisations in dollars (oil up 48.2%, natural gas up 14%), combined with increased production volumes sold (up 14.6 million boe), offset in part by the negative change in special items (euro 295 million) resulting from higher asset impairment (euro 132 million) and gains on the divestment of assets recorded in the third quarter of 2004 (euro 173 million) and higher operating costs and amortisation charges.

Included in the results for the quarter was a special charge of euro 132 million primarily resulting from asset impairments. In the third quarter 2004 a special income of euro 163 million was recorded as a result of gains on the divestment of assets (euro 173 million).

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

1,545	1,715	11.0	Daily production of oil and natural gas (1) (thousand boe)	1,598	1,714	7.3
271	256	(5.5)	Italy	271	263	(3.0)
367	502	36.5	North Africa	369	467	26.6
320	347	8.5	West Africa	308	333	8.1
258	265	2.8	North Sea	309	280	(9.4)
329	345	4.8	Rest of world	341	371	8.8
138.5	152.5	10.1	Oil and natural gas production sold (1) (million boe)	425.3	453.9	6.7

(1)	Includes Eni’s share of production of joint ventures accounted for under the equity method from 1 January 2005 (formerly accounted for proportionally).

In the third quarter of 2005 production was 1,715 kboe/d (thousands of barrels of oil equivalent per day), an 11% increase of 170 kboe/d from the third quarter of 2004, primarily reflecting the full production of fields started up in late 2004, primarily in Libya, Angola, Algeria, Egypt and Iran, the start-up of the Kizomba B project off the coast of Angola. These increases were offset in part by: (i) lower production entitlements (down 40 kboe/d) in PSAs and buy-back contracts related to higher oil prices; (ii) natural field declines in mature areas, primarily in Italy (natural gas) and the United Kingdom; (iii) the effect of divestments carried out in 2004 (down 12 kboe/d) and the impact of hurricanes on production in the Gulf of Mexico (down 10 kboe/d). Excluding the impact of adverse entitlement effects, oil and natural gas production increased 13.6%.

Gas & Power

(million euro)

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

3,110	4,388	41.1	Revenues	12,101	15,550	28.5
433	525	21.2	Operating profit	2,550	2,680	5.1
12	(65)		Exclusion of inventory holding (gains) losses	(16)	(95)
445	460	3.4	Replacement cost operating profit	2,534	2,585	2.0
6	8		Exclusion of special items	6	56
451	468	3.8	Adjusted operating profit	2,540	2,641	4.0

328	220	(32.9)	Capital expenditure	1,099	741	(32.6)

Replacement cost operating profit in the third quarter of 2005 was euro 460 million, an increase of euro 15 million from the third quarter of 2004, or 3.4%, reflecting increased natural gas sales volumes, increased production volumes of electricity sold and higher results in natural gas transport activities in Italy and outside Italy. These positive factors were partly offset by: (i) the estimated negative outcome of a proceeding before the Authority for Electricity and Gas impacting in particular natural gas prices to wholesalers and residential customers in Italy7 (euro 114 million); (ii) weaker realised margins on natural gas sales and lower tariffs in natural gas distribution activities.

Included in the results for the quarter was a special charge of euro 8 million related primarily to other provisions.

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

			Sales of natural gas (billion cubic metres)
8.75	9.54	9.0	Italy	36.65	37.00	1.0
	0.32		- of which gas release		1.39
3.75	4.08	8.8	Rest of Europe	15.51	16.64	7.3
0.34	0.39	14.7	Outside Europe	0.92	0.95	3.3
0.97	1.48	52.6	Own consumption	2.65	4.07	53.6
1.52	1.40	(7.9)	Sales of natural gas of Eni’s affiliates (net to Eni)	5.17	5.94	14.9
15.33	16.89	10.2	Total sales of natural gas	60.90	64.60	6.1
17.55	18.26	4.0	Transport of natural gas in Italy (billion cubic metres)	59.39	63.05	6.2
10.85	11.67	7.6	Eni	38.60	40.13	4.0
6.70	6.59	(1.6)	Third parties	20.79	22.92	10.2
3.56	6.15	72.8	Electricity production sold (terawatthours)	9.64	16.70	73.2

Natural gas sales for the third quarter of 2005 increased 1.56 billion cubic metres (bcm) to 16.89 from the third quarter of 2004, or 10.2%, primarily reflecting higher sales in Italy (up 0.79 bcm) and in the rest of Europe (up 0.22 bcm), and higher own consumption of natural gas for power generation (up 0.51 bcm).

__________________

(7)	For information on Decision No. 248/2004 see Eni’ s Report on the third quarter of 2005 - Operating results by business segment - Gas & Power.

Sales in Italy were up 9% from the third quarter of 2004 reflecting higher sales to the industrial sector (up 0.54 bcm) and the power generation industry (up 0.37 bcm), offset in part by weaker sales to wholesalers (down 0.42 bcm). Increases and decreases in sales volumes to the industrial and wholesalers sectors do not take into account that volumes of 0.32 bcm were supplied to operators in these sectors in accordance with certain decisions of the Italian Antitrust Authority (known as the “Gas Release”)8.

Electricity production sold increased by 73% due to the continuing ramp-up of new production capacity.

__________________

(8)	For information on Gas Release see Eni’ s Report on the third quarter of 2005 - Operating results by business segment - Gas & Power.

Refining & Marketing

(million euro)

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

6,900	9,340	36.7	Revenues	19,039	24,177	27.0
317	663	109.1	Operating profit	743	1,528	105.7
(177)	(428)		Exclusion of inventory holding (gains) losses	(371)	(887)
140	235	67.9	Replacement cost operating profit	372	641	72.3
110	113		Exclusion of special items	173	194
250	348	39.2	Adjusted operating profit	545	835	53.2

163	123	(24.5)	Capital expenditure	440	339	(23.0)

Replacement cost operating profit for the third quarter of 2005 totalled euro 235 million, an increase of euro 95 million from the third quarter of 2004, or 67.9%, primarily reflecting higher realised refining margins. Eni’s increase in refining margin was lower than the increase in Brent refining margin for the quarter (up 64%) as a result of operating upsets which prevented Eni from fully capturing the effects of the strong trading environment. The third quarter results also reflected improved results in retail marketing activities in the rest of Europe.
The third quarter result was affected by lower retail marketing margins in Italy caused by a quarter of rapidly rising international product prices not fully recovered in retail prices.

Included in the result for the quarter was a special charge of euro 113 million related to environmental provisions. Special charges for the third quarter of 2004 were euro 110 million and related to environmental provisions.

Refining throughputs on own account for the quarter in Italy and outside Italy were up 720 ktonnes to 10.36 million tonnes from the third quarter of 2004, or 7.5%, reflecting higher processing both at wholly-owned refineries and at third party refineries.

Third quarter	Nine months
2004	2005	% Ch.	2004	2005	% Ch.

13.04	13.16	0.9	Sales (million tonnes)	40.11	37.97	(5.3)
2.83	2.63	(7.1)	Retail sales Italy	8.16	7.85	(3.8)
0.93	0.99	6.5	Retail sales rest of Europe	2.59	2.76	6.6
		..	Retail sales Brazil	0.57		..
2.65	2.58	(2.6)	Wholesale sales Italy	7.79	7.65	(1.8)
1.10	1.14	3.6	Wholesale sales outside Italy	4.14	3.30	(20.3)
5.53	5.82	5.2	Other sales	16.86	16.41	(2.7)

Sales volumes of refined products for the quarter were up 120 ktonnes to 13.16 million tonnes from the third quarter of 2004, or 0.9%, reflecting increased sales volumes on retail markets in Italy and the rest of Europe. The net impact of the divestment of the entire share capital of IP which occurred early in September 2005 was negligible, as Eni continues to supply significant volumes of fuels and other products to the divested company which compensated for lost sales volumes on the Italian retail market.

Sales volumes of refined products in the Italian retail market decreased 7.1% from the third quarter of 2004 due principally to the divestment of IP (down 170 ktonnes) and lower domestic consumption, the effect of which was partly offset by a better performance of the Agip branded retail network.

Sales volumes of refined products on retail markets in the rest of Europe increased 6.5%, reflecting principally the build-up in the number of service stations in Germany, Spain and Czech Republic.

Eni

Eni's Way

Report on the Third Quarter

of

2005

  Report on the
Third Quarter
of
2005

November 9, 2005

Contents

Summary financial data	(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

12,648	17,362	4,714	37.3	Net sales from operations	39,054	49,857	10,803	27.7
2,916	4,192	1,276	43.8	Operating profit	8,654	12,233	3,579	41.4
2,739	3,687	948	34.6	Operating profit at replacement cost	8,247	11,232	2,985	36.2
2,823	4,368	1,545	54.7	Adjusted operating profit	8,567	12,429	3,862	45.1
1,585	2,340	755	47.6	Net profit	4,950	6,683	1,733	35.0
1,474	2,023	549	37.2	Net profit at replacement cost	4,695	6,055	1,360	29.0
1,448	2,446	998	68.9	Adjusted net profit	4,462	6,855	2,393	53.6
1,699	1,646	(53)	(3.1)	Capital expenditure	5,379	4,716	(663)	(12.3)

Adjusted net profit is before inventory holding gains or losses and special items. Information on adjusted net profit is presented to help distinguish the underlying trends for the company’s core businesses and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first nine months of the year cannot be extrapolated for the full year.

Key market indicators
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

41.54	61.54	20.00	48.1	Average price of Brent dated crude oil (1)	36.28	53.54	17.26	47.6
1.222	1.220	(0.002)	(0.2)	Average EUR/USD exchange rate (2)	1.226	1.264	0.038	3.1
33.99	50.44	16.45	48.4	Average price in euro of Brent dated crude oil	29.59	42.36	12.77	43.2
4.28	7.02	2.74	64.0	Average European refining margin (3)	3.92	6.02	2.10	53.6
3.50	5.75	2.25	64.3	Average European refining margin in euro	3.20	4.76	1.56	48.8
2.1	2.1	..	..	Euribor - three-month euro rate (%)	2.1	2.1	..	..

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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Contents
Summary operating data
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

				Daily production:
1,003	1,106	103	10.3	oil (thousand barrels)	1,015	1,104	89	8.8
542	609	67	12.4	natural gas (1) (thousand boe)	583	610	27	4.6
1,545	1,715	170	11.0	hydrocarbons (1) (thousand boe)	1,598	1,714	116	7.3
12.84	14.01	1.17	9.1	Sales of natural gas to third parties (billion cubic meters)	53.08	54.59	1.51	2.8
0.97	1.48	0.51	52.6	Own consumption of natural gas (billion cubic meters)	2.65	4.07	1.42	53.6
13.81	15.49	1.68	12.2		55.73	58.66	2.93	5.3
1.52	1.40	(0.12)	(7.9)	Sales of natural gas of Eni’s affiliates (net to Eni) (billion cubic meters)	5.17	5.94	0.77	14.9
15.33	16.89	1.56	10.2	Total sales and own consumption of natural gas (billion cubic meters)	60.90	64.60	3.70	6.1
6.70	6.59	(0.11)	(1.6)	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	20.79	22.92	2.13	10.2
3.56	6.15	2.59	72.8	Electricity production sold (terawatthour)	9.64	16.70	7.06	73.2
13.04	13.16	0.12	0.9	Sales of refined products (million tonnes)	40.11	37.97	(2.14)	(5.3)
1,326	1,414	88	6.6	Sales of petrochemicals products (thousand tonnes)	3,945	4,087	142	3.6

(1)	Includes own consumption of natural gas (42,000 and 36,000 boe/day in nine months of 2005 and 2004; 43,000 and 36,000 boe/day in the third quarter of 2005 and 2004, respectively).

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Contents

Basis of presentation

Eni’s accounts at September 30, 2005, unaudited, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.

Financial information relating to profit and loss account data are presented for the first nine months and third quarter of 2005 and for the first nine months and third quarter of 2004. Financial information relating to balance sheet data are presented at September 30, 2005, at June 30, 2005 and December 31, 2004. Tables are comparable with those of 2004 financial statements and the first half report.

Eni’s accounts at September 30, 2005 have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

In order to allow for a homogenous comparison, profit and loss account information for first nine months and third quarter of 2004 and balance sheet information at December 31, 2004 have been restated (see “Adoption of IFRS” below).

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Contents

financial review

Profit and loss account

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

12,648	17,362	4,714	37.3	Net sales from operations	39,054	49,857	10,803	27.7
432	156	(276)	(63.9)	Other income and revenues	987	478	(509)	(51.6)
(9,104)	(11,943)	(2,839)	(31.2)	Operating expenses	(27,979)	(34,171)	(6,192)	(22.1)
(1,060)	(1,383)	(323)	(30.5)	Depreciation, amortization and writedowns	(3,408)	(3,931)	(523)	(15.3)
2,916	4,192	1,276	43.8	Operating profit	8,654	12,233	3,579	41.4
(1)	(47)	(46)	..	Net financial expense	(63)	(223)	(160)	(254.0)
179	365	186	103.9	Net income from investments	753	778	25	3.3
3,094	4,510	1,416	45.8	Profit before income taxes	9,344	12,788	3,444	36.9
(1,439)	(2,085)	(646)	(44.9)	Income taxes	(4,138)	(5,848)	(1,710)	(41.3)
1,655	2,425	770	46.5	Profit before minority interest	5,206	6,940	1,734	33.3
(70)	(85)	(15)	(21.4)	Minority interest	(256)	(257)	(1)	(0.4)
1,585	2,340	755	47.6	Net profit	4,950	6,683	1,733	35.0

1,585	2,340	755	47.6	Net profit	4,950	6,683	1,733	35.0
(111)	(317)	(206)		Exclusion of inventory holding (gains) losses	(255)	(628	(373)
1,474	2,023	549	37.2	Net profit at replacement cost (1)	4,695	6,055	1,360	29.0
(26)	423	449		Exclusion of special items	(233)	800	1,033
1,448	2,446	998	68.9	Adjusted net profit (2)	4,462	6,855	2,393	53.6

(1)	Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
(2)	Adjusted net profit is before inventory holding gains or losses and special items. Information on adjusted net profit is presented to help distinguish the underlying trends for the company’s core businesses and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. For a reconciliation of net profit to adjusted net profit see tables below.

Nine months

Eni’s net profit for the first nine months of 2005 was euro 6,683 million, up euro 1,733 million from the first nine months of 2004, or 35%, reflecting primarily a euro 3,579 million increase in operating profit (up 41.4%) – of which euro 594 million are profit in stock – recorded in particular in the Exploration & Production segment, deriving from an increase in oil prices in dollars (Brent up 47.6%), higher sales volumes of oil and gas (up 29.8 million boe) whose effects were offset in part by: (i) the impact of the negative change in special items (euro 877 million) related to higher environmental and other provisions (euro 373 million), higher asset impairment (euro 154 million), higher insurance charges (euro 119 million) and the recording of gains on the sale of assets in the first nine months of 2004 by the Exploration & Production segment (euro 291 million); (ii) the effect (approximately euro 300 million) of a weaker dollar (down 3.1% on the euro).

The increase in operating profit was offset in part by higher income taxes (euro 1,710 million).

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Contents

Adjusted net profit for the first nine months of 2005, that does not include an inventory holding gain of euro 628 million and a euro 800 million special charge after taxes, increased by euro 2,393 million or 53.6% to euro 6,855 million.

Operating profit
(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

2,439	3,678	1,239	50.8	Exploration & Production	5,932	9,015	3,083	52.0
433	525	92	21.2	Gas & Power	2,550	2,680	130	5.1
317	663	346	109.1	Refining & Marketing	743	1,528	785	105.7
89	(51)	(140)	..	Petrochemicals	156	165	9	5.8
(118)	(391)	(273)	(231.4)	Other activities (1)	(344)	(640)	(296)	(86.0)
(179)	(126)	53	29.6	Corporate and financial companies	(290)	(343)	(53)	(18.3)
(65)	(106)	(41)		Unrealized profit in stock	(93)	(172)	(79)
2,916	4,192	1,276	43.8	Operating profit	8,654	12,233	3,579	41.4

2,916	4,192	1,276	43.8	Operating profit	8,654	12,233	3,579	41.4
(177)	(505)	(328)		Exclusion of inventory holding (gains) losses	(407)	(1,001)	(594)
2,739	3,687	948	34.6	Replacement cost operating profit	8,247	11,232	2,985	36.2
84	681	597		Exclusion of special items	320	1,197	877
2,823	4,368	1,545	54.7	Adjusted operating profit	8,567	12,429	3,862	45.1

(1)	From January 1, 2005, the results of operations of the Engineering activity are included in the Other activities segment. In order to allow for a homogenous comparison, data for the third quarter of 2004 have been reclassified accordingly.

Replacement cost operating profit for the first nine months of 2005 was euro 11,232 million, up euro 2,985 million from the first nine months of 2004, or 36.2%, reflecting primarily the increases reported in the following segments:

•	Exploration & Production (up euro 3,083 million, or 52%) primarily reflecting higher realizations in dollars (oil up 43.9%, natural gas up 17.5%) and increased sales volumes (up 29.8 million boe, or 7.1%), offset in part by: (i) the negative change in special items (euro 387 million) related to higher asset impairments (euro 117 million) and the fact that in 2004 gains on disposals were recorded for euro 291 million; (ii) the effect of the 3.1% depreciation of the dollar over the euro (approximately euro 280 million, related in part to currency translations effects); (iii) higher production costs and higher amortization and depreciation charges;
•	Refining & Marketing (up euro 269 million, or 72.3%) reflecting mainly stronger realized refining margins (the margin on Brent was up 2.1 dollars/barrel, or 53.6%), offset in part by the effect of the depreciation of the dollar over the euro.

These increases were offset in part by higher operating losses of the Other activities and Corporate and financial companies segments (euro 349 million) due in particular to higher environmental and other provisions (euro 231 million) and insurance charges (euro 119 million)..

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Contents

Third quarter

Eni’s net profit for the third quarter of 2005 was euro 2,340 million, up euro 755 million from the third quarter of 2004, or 47.6%, reflecting primarily a euro 1,276 million increase in operating profit (up 43.8%) – of which euro 328 million are profit in stock – recorded in particular in the Exploration & Production segment, deriving from an increase in oil prices in dollars (Brent up 48.1%) and higher volumes of oil and gas sold (up 14.6 million boe), whose effects were offset in part by the negative change in special items (euro 597 million) related to higher environmental and other provisions (euro 225 million), higher asset impairment (euro 145 million), higher insurance charges (euro 119 million) and the recording of gains on disposal of mineral assets in the third quarter of 2004 (euro 173 million). Higher income from investments (euro 186 million) related in particular to increased results of affiliates in the Gas & Power segment and higher gains on the disposal of interests (a euro 135 million gain on the divestment of IP in 2005, a euro 94 million gain on the divestment of Agip do Brasil in 2004) contributed also to the net profit increase. These increases were offset in part by higher income taxes (euro 646 million).

Adjusted net profit for the third quarter of 2005, that does not include an inventory holding gain of euro 317 million and a euro 423 million special charge after taxes, increased by euro 998 million or 68.9% to euro 2,446 million.

Replacement cost operating profit for the quarter was euro 3,687 million, a rise of euro 948 million from the third quarter of 2004, or 34.6%, reflecting primarily the increases reported in the following segments: (i) Exploration & Production (up euro 1,239 million, or 50.8%) due to higher realizations in dollars (oil up 48.2%; natural gas up 14%) combined with growth in sales volumes (up 14.6 million boe, or 10.7%), offset in part by the negative change in special charges (euro 295 million) related to higher asset impairments (euro 132 million) and gain on disposals recorded in the 2004 (euro 173 million) and higher production costs and amortization and depreciation charges; (ii) Refining & Marketing (up euro 95 million, or 67.9%) due to stronger realized refining margins (Brent up 2.74 dollars/barrel, or 64%), partly offset by weaker retail marketing margins in Italy. These increases were partly offset by unfavourable trends in operating results of other segments. The Petrochemicals segment posted an operating loss of euro 63 million for the quarter compared with an operating profit of euro 77 million a year ago reflecting depressed product margins especially in olefins resulting from the increase in oil-based feedstock costs not fully recovered in selling prices. The Other activities and Corporate and financial companies segments recorded higher operating losses (down euro 220 million) due principally to higher environmental and other provisions (euro 137 million) and insurance charges (euro 119 million).

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Contents

Analysis of profit and loss account items

Net sales from operations
(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

4,017	6,052	2,035	50.7	Exploration & Production	10,910	16,072	5,162	47.3
3,110	4,388	1,278	41.1	Gas & Power	12,101	15,550	3,449	28.5
6,900	9,430	2,530	36.7	Refining & Marketing	19,039	24,177	5,138	27.0
1,430	1,600	170	11.9	Petrochemicals	3,855	4,599	744	19.3
672	647	(25)	(3.7)	Other activities	2,204	2,027	(177)	(8.0)
204	226	22	10.8	Corporate and financial companies	602	660	58	9.6
(3,685)	(4,981)	(1,296)	(35.2)	Consolidation adjustment	(9,657)	(13,228)	(3,571)	(37.0)
12,648	17,362	4,714	37.3		39,054	49,857	10,803	27.7

Nine months

Eni’s net sales from operations (revenues) for the first nine months of 2005 were euro 49,857 million, up euro 10,803 million from the first nine months of 2004, or 27.7%, reflecting primarily higher product prices and volumes sold in all of Eni’s main operating segments, partially offset by the impact of a weaker dollar relative to the euro.

Revenues generated by the Exploration & Production segment were euro 16,072 million, up euro 5,162 million, or 47.3%, reflecting primarily higher prices realized in dollars (oil up 43.9%, natural gas up 17.5%) and higher oil and gas production sold (29.8 million boe, up 7.1%), partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment were euro 15,550 million, up euro 3,449 million, or 28.5%, reflecting primarily increased natural gas prices and increased volumes sold of natural gas (1.51 billion cubic meters, or 2.8%) and higher electricity production sold (7.06 terawatthour, up 73.2%), offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Refining & Marketing segment were euro 24,177 million, up euro 5,138 million, or 27%, reflecting primarily higher international prices for oil and refined products, offset in part by the appreciation of the euro over the dollar and the effect of the sale of LPG and refined product distribution activities in Brazil in August 2004.

Revenues generated by the Petrochemical segment were euro 4,599 million, up euro 744 million, or 19.3%, reflecting primarily the 16% increase in average selling prices and the 3.6% increase in volumes sold.

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Contents

REVENUES BY GEOGRAPHIC AREA

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

5,996	7,658	1,662	27.7	Italy	19,181	23,217	4,036	21.0
2,649	3,505	856	32.3	Rest of European Union	8,723	12,498	3,775	43.3
2,045	2,812	767	37.5	Rest of Europe	3,785	4,613	828	21.9
1,106	1,722	616	55.7	Americas	4,032	4,141	169	2.7
178	866	688	386.5	Africa	1,297	2,740	1,443	111.3
674	799	125	18.5	Asia and other areas	2,036	2,648	612	30.1
6,652	9,704	3,052	45.9	Outside Italy	19,873	26,640	6,767	34.1
12,648	17,362	4,714	37.3		39,054	49,857	10,803	27.7

Third quarter

Revenues for the third quarter of 2005 were euro 17,362 million, up euro 4,714 million from the third quarter of 2004, or 37.3%, reflecting primarily higher prices for oil, natural gas and refined products and volumes sold in Eni’s principal segments.

Other income and revenue

Other income and revenues for the first nine months of 2005 (euro 478 million) declined by euro 509 million, down 51.6%, principally due to lower gains on asset divestment in relation to the fact that in the first nine months of 2004 gains on the sale of mineral assets were recorded for euro 291 million and part of an environmental tax paid to the Sicilia Region was reimbursed for euro 11 million.

Operating expenses
(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

8,500	11,311	2,811	33.1	Purchases, services and other	26,122	32,272	6,150	23.5
604	632	28	4.6	Payroll and related costs	1,857	1,899	42	2.3
9,104	11,943	2,839	31.2		27,979	34,171	6,192	22.1

Operating expenses for the first nine months of 2005 (euro 34,171 million) were up euro 6,192 million from the first nine months of 2004, or 22.1%, reflecting primarily: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher environmental and other provisions (euro 712 million in nine months of 2005; euro 339 million in the first nine months of 2004), recorded in the Other activities and Corporate and financial companies segments; (iii) a euro 119 million

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insurance charge deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates1) related to the participation of Eni to Oil Insurance Ltd. These increases were partially offset by currency translation effects and the sale of activities in Brazil.

Labor costs (euro 1,899 million) were up euro 42 million, or 2.3%, reflecting primarily an increase in unit labor cost in Italy, offset in part by a decline in the average number of employees in Italy, the effect of the sale of refined product distribution activities in Brazil and currency translation effects.

Employees

(units)
	Dec. 31, 2004	Sep. 30, 2005	Change

Exploration & Production	7,477	7,569	92
Gas & Power	12,843	12,337	(506)
Refining & Marketing	9,224	9,085	(139)
Petrochemicals	6,565	6,614	49
Other activities	9,422	8,924	(498)
Corporate and financial companies	3,437	3,522	85
	48,968	48,051	(917)

Saipem (1)	21,632	23,956	2,324

Total	70,600	72,007	1,407

(1)	Affiliate on which Eni exercises control but that is not included in consolidation.

As of September 30, 2005, employees were 48,051, down 1.9%, or 917 employees less than on December 31, 2004.

The 312 employee decline in Italy (to 37,959) was related primarily to changes in consolidation for 723 units (sale of the water business, 433 employees, Servizi Tecnici di Porto Marghera, 187 employees, and Italiana Petroli, 103 employees), whose offset in part by the positive balance of hiring and dismissals (411 employees). In the first nine months of 2005 a total of 1,372 employees were hired, of these 938 on open-end contracts (500 with university degrees, of these 281 newly graduated), and 961 employees were dismissed (of these 642 employees on open-end contracts).

Outside Italy employees (10,092) were 605 less that at December 31, 2004.

__________________

(1)	The extra premium due for 2005 and for the next five years related to the exceptional number of accidents occurred in 2004 and 2005, in particular hurricanes in the Gulf of Mexico in 2004 and 2005 and the blowout of El Temsah operated platform offshore Egypt in August 2004.

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Depreciation, amortization and writedowns
(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

729	923	194	26.6	Exploration & Production	2,216	2,619	403	18.2
148	171	23	15.5	Gas & Power	461	515	54	11.7
110	107	(3)	(2.7)	Refining & Marketing	347	340	(7)	(2.0)
28	30	2	7.1	Petrochemicals	86	88	2	2.3
14	11	(3)	(21.4)	Other activities	39	29	(10)	(25.6)
25	14	(11)	(44.0)	Corporate and financial companies	77	57	(20)	(26.0)
1,054	1,256	202	19.2	Total amortization and depreciation	3,226	3,648	422	13.1
6	127	121	..	Writedowns	182	283	101	55.5
1,060	1,383	323	30.5		3,408	3,931	523	15.3

In the first nine months of 2005 depreciation and amortization charges (euro 3,648 million) were up euro 422 million, or 13.1%, from the first nine months of 2004 mainly in the following segments: Exploration & Production (euro 403 million) related to higher production, increased development expenditure aimed at maintaining production levels in mature fields and the impact of revisions of estimates of costs of abandonment for certain fields; these increases were offset in part by currency translations effects; and Gas & Power (euro 54 million) due to the coming on stream of the Greenstream gasline and new power generation capacity.

Writedowns (euro 283 million) concerned essentially the Exploration & Production, Petrochemicals and Other activities segments.

Net financial expense

In the first nine months of 2005 net financial expense (euro 223 million) were up euro 160 million from the first nine months of 2004, due to higher charges related to the recording at fair value of derivative financial instruments and to higher interest rates on dollar loans (Libor up 1.9 percentage points), whose effects were offset in part by a decrease in average net borrowings.

Net income from investments

Net income from investments in the first nine months of 2005 were euro 778 million and concerned primarily: (i) Eni’s share of income of affiliates accounted for with the equity method (euro 576 million), in particular affiliates in the Gas & Power (euro 282 million) and Refining & Marketing (euro 180 million) segments and Saipem (euro 74 million); (ii) gains on disposal (euro 173 million) relating in particular to the sale of 100% of IP (euro 139 million) and a 2.33% stake in Nuovo Pignone Holding SpA (euro 24 million); (iii) dividends received by affiliates accounted for at cost (euro 29 million).

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The euro 25 million increase in net income from investments was due essentially to improved results of operations of affiliates in the Gas & Power segment, in particular Galp Energia SGPS SA (Eni’s interest 33.34%), Blue Stream Pipeline Co BV (Eni’s interest 50%) and Unión Fenosa Gas SA (Eni’s interest 50%). These increases were offset in part by lower gains on disposal (euro 264 million) related to the fact that in nine months of 2004 the gains on the sale of 9.054% of the share capital of Snam Rete Gas, of 100% of Agip do Brasil and other minor assets were recorded for a total of euro 437 million, as compared to the euro 173 million gain recorded in the first nine months of 2005.

Income taxes

Income taxes were euro 5,848 million, up euro 1,710 million from the first nine months of 2004, or 41.3% and reflected primarily higher income before taxes (euro 3,444 million). The 1.4 percentage points increase in statutory tax rate (from 44.3 to 45.7%) related mainly to higher share of taxable income generated outside Italy by subsidiaries of the Exploration & Production segment subject to an higher rate of taxes, a gain of euro 173 million on the disposal of interest not subject to corporate tax that was recorded in 2004.

Minority interests

Minority interests were euro 257 million and concerned primarily Snam Rete Gas SpA (euro 251 million).

Consolidated balance sheet

	Dec. 31, 2004	June 30, 2005	Sep. 30, 2005	Change vs. Dec. 31, 2004	Change vs. June 30, 2005
(million euro)
Net capital employed	45,143	46,390	45,570	427	(820)
Shareholders’ equity (including minority interests)	34,683	36,844	39,195	4,512	2,351
Net borrowings	10,460	9,546	6,375	(4,085)	(3,171)
Total liabilities and shareholders’ equity	45,143	46,390	45,570	427	(820)

Debt and bonds	12,542	11,680	9,726	(2,816)	(1,954)
short-term	5,256	4,525	2,776	(2,480)	(1,749)
long-term	7,286	7,155	6,950	(336)	(205)
Cash, cash equivalents and certain non operating financing receivables and securities	(2,082)	(2,134)	(3,351)	(1,269)	(1,217)
Net borrowings	10,460	9,546	6,375	(4,085)	(3,171)

The depreciation of the euro over other currencies, in particular the US dollar (down 11.6% from December 31, 20042) determined with respect to 2004 year-end an estimated increase in the book value of net capital employed of about euro 2 billion, in net

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(2)	EUR/USD exchange rate at December 31, 2004: 1.362; at September 30, 2005: 1.294.

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equity of about euro 1 billion and in net borrowings of about euro 1 billion as a result of the conversion of financial statements of subsidiaries denominated in currencies other than the euro at September 30, 2005.

Net borrowings at September 30, 2005 were euro 6,375 million, down euro 4,085 million from December 31, 2004, mainly due to cash flows generated by operating activities, influenced also by seasonality factors and proceeds from divestments (euro 523 million whose effects were offset in part by: (i) financial requirements for capital expenditure and investments (euro 4,781 million), the payment of dividends for 2004 fiscal year (euro 3,586 million, of which euro 3,384 million by Eni SpA3) and Eni’s buy-back program; (ii) currency translation effects (approximately euro 980 million).

Debts and bonds amounted to euro 9,726 million, of which euro 2,776 million were short-term (including the portion of long-term debt due within twelve months for euro 808 million) and euro 6,950 million were long-term.

Net equity at September 30, 2005 (euro 39,195 million) was up euro 4,512 million from December 31, 2004, due primarily to net income before minority interest (euro 6,940 million) and currency translation effects (about euro 1 billion), offset in part by the payment of 2004 dividends (euro 3,586 million) and the purchase of own shares.

At September 30, 2005, leverage (ratio of net borrowings to shareholders’ equity including minority interest) was 0.16 as compared to 0.30 at December 31, 2004.

From January 1 to November 4, 2005 a total of 33.94 million own shares were purchased for a total expense of euro 729 million (on average euro 21.480 per share). From the beginning of the share buy-back plan (September 1, 2000) Eni purchased 268.75 million own shares, equal to 6.71% of its share capital, for a total expense of euro 3,967 million (on average euro 14.760 per share).

Capital expenditure

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,133	1,228	95	8.4	Exploration & Production	3,619	3,448	(171)	(4.7)
328	220	(108)	(32.9)	Gas & Power	1,099	741	(358)	(32.6)
163	123	(40)	(24.5)	Refining & Marketing	440	339	(101)	(23.0)
24	27	3	12.5	Petrochemicals	75	79	4	5.3
17	21	4	23.5	Other activities	38	39	1	2.6
34	27	(7)	(20.6)	Corporate and financial companies	108	70	(38)	(35.2)
1,699	1,646	(53	(3.1)	Capital expenditure	5,379	4,716	(663)	(12.3)

Capital expenditure for the first nine months of 2005 amounted to euro 4,716 million, of which 96% related to the Exploration & Production, Gas & Power and Refining & Marketing segments. The decline over the first nine months of 2004 (euro 663 million, down 12.3%) was due to: (i) the completion of relevant projects (in particular South Pars in Iran, the onshore section and treatment plants of the Libya Gas project and the Greenstream pipeline); (ii) the near completion of the plan for the expansion

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(3)	The interim dividend for 2005 of approximately euro 1.7 billion (euro 0.45 per share) resolved by the Board of Directors in its meeting of September 21, 2005 was paid on October 27, 2005.

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of Eni’s power generation capacity; (iii) the effect of the appreciation of the euro over the dollar.

Capital expenditure of the Exploration & Production segment amounted to euro 3,448 million and concerned essentially development (euro 2,857 million) directed mainly outside Italy (euro 2,587 million), in particular Kazakhstan, Libya, Angola and Egypt. Development expenditure in Italy (euro 270 million) concerned in particular the continuation of work for well drilling, plant and infrastructure in Val d’Agri and sidetrack and infilling work in mature areas.

Exploration expenditure amounted to euro 335 million, of which about 97% was directed outside Italy. Exploration concerned in particular the following countries: Norway, Egypt, Brazil, Gulf of Mexico and Indonesia; in Italy essentially the onshore of Sicily and Central Italy.

Expenditure for the purchase of proved and unproved property amounted to euro 225 million and concerned: (i) a further 1.85% stake in the Kashagan project for dollar 200 million. Eni’s share in the project went from 16.67% to 18.52%; (ii) exploration permits and two fields in the pre-development phase in Northern Alaska; (iii) a 40% stake in the OML 120 and OML 121 concessions under development in the Nigerian offshore.

Capital expenditure in the Gas & Power segment totaled euro 741 million and related essentially to: (i) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 426 million); (ii) the continuation of the construction of combined cycle power plants (euro 170 million) in particular at Brindisi and Ferrara; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 102 million).

Capital expenditure in the Refining & Marketing segment amounted to euro 339 million and concerned: (i) refining and logistics in Italy and flexibility improvement actions, in particular the construction of the tar gasification plant at the Sannazzaro refinery and efficiency; (ii) the upgrade of the refined product distribution network in Italy (euro 74 million); (iii) the upgrade of the fuel distribution network and the purchase of service stations in the rest of Europe (euro 37 million).

Business trends

The following are the forecasts for Eni’s key production and sales metrics in 2005:

•	daily production of oil and natural gas is forecasted to grow as compared to 2004 (1.62 million boe/day) in line with the planned compound average growth rate for the 2004-2008 period (over 5%) which takes into account the effects of the decline of mature fields. Increases will be achieved outside Italy (in particular in Libya, Angola, Iran, Algeria and Kazakhstan) due to the full production of fields started up in late 2004 and in the first nine months of 2005 and start-up planned for the fourth quarter of 2005;
•	volumes of natural gas sold are expected to increase by about 5% as compared to 2004 (84.45 billion cubic meters4), due to higher sales expected in markets in the rest of Europe (up 9%) in particular in Spain, France, Turkey and Germany and higher sales to Italian importers. In Italy management expects an increase in natural

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(4)	Include own consumption and Eni’s share of sales of affiliates.

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gas sales due to increasing demand and an increase in own consumption of natural gas for electricity generation at EniPower power stations, the effect of which is expected to be partly offset by competitive pressure;
•	electricity production sold is expected to increase by about 60% as compared to 2004 (13.85 terawatthour) due to the initiation of new generation capacity (about 1.5 gigawatt) at the Brindisi and Mantova sites and the full commercial activity of the units installed in 2004 at the Ravenna, Ferrera Erbognone and Mantova plants. At December 31, 2005 total installed generation capacity is expected to be approximately 4.3 gigawatt (3.3 gigawatt at December 31, 2004);
•	refining throughputs on Eni’s account are expected to increase by about 3% (37.68 million tonnes in 2004): higher processing is expected at Taranto and Livorno and on third party refineries, offset in part by the impact of the maintenance standstill of the Porto Marghera refinery on the first months of 2005 and of lower processing at the Gela refinery in early 2005 following the accident occurred in December 2004. Management expects full utilization rate of balanced capacity of wholly-owned refineries;
•	sales of refined products on the Agip branded network in Italy are expected to decrease slightly from 2004 (8.89 million tonnes), due to the expected decline in domestic consumption, offset in part by increased efficiency. In the rest of Europe the upward trend of sales is expected to continue also due to acquisitions, in particular in Germany, Spain and the Czech Republic.

In 2005, capital expenditure is expected to amount to approximately euro 7.5 billion; about 96% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments.

Post balance sheet events

On October 20, 2005 Eni and Gazprom met to discuss new agreements in the area of exploration for oil and gas in Russia, of sale of refined products outside Russia and marketing of natural gas in Europe. Following the agreement reached, the parties agreed to consider superseded the agreement signed on May 10, 20055 and to reach a new and wider agreement that will be submitted to the relevant antitrust authorities if necessary. Negotiations are underway for the definition of a framework agreement.

On October 27, 2005 an interim dividend for 2005 amounting to euro 0.45 per share was distributed, as resolved by Eni’s Board of Directors in its meeting of September 21, 2005 with a total outlay of approximately euro 1.7 billion.

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(5)	The agreement is described in detail in the Eni’s 2005 First Half Report “Operating Review - Gas & Power - Gazprom/Gazexport agreement”.

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Exploration & Production

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

4,017	6,052	2,035	50.7	Revenues	10,910	16,072	5,162	47.3
2,439	3,678	1,239	50.8	Operating profit	5,932	9,015	3,083	52.0
(163)	132	295		Exclusion of special items	(96)	291	387
2,276	3,810	1,534	67.4	Adjusted operating profit	5,836	9,306	3,470	59.5

Nine months

Operating profit for the first nine months of 2005 was euro 9,015 million, up euro 3,083 million from the first nine months of 2004, or 52%, reflecting primarily: (i) higher oil and gas realizations in dollars (oil up 43.9%, natural gas up 17.5%); (ii) higher volumes sold (up 29.8 million boe, or 7.1%). These positive factors were offset in part by: (i) higher production costs and amortization related to higher development expenditure, higher share of expenditure aimed at maintaining production levels in mature fields and the impact of revisions of estimates of the cost of abandonment of certain fields; (ii) the negative change in special items (euro 387 million) related to gains on the sale of mineral assets (euro 291 million) recorded in 2004, and higher asset impairment (euro 117 million); (iii) the effect (approximately euro 280 million) of the appreciation of the euro over the dollar (up 3.1%) related in part to currency translations.

Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,545	1,715	170	11.0	Daily production of oil and natural gas (1) (thousand boe)	1,598	1,714	116	7.3
271	256	(15)	(5.6)	Italy	271	263	(8)	(3.0)
367	502	135	36.7	North Africa	369	467	98	26.6
320	347	27	8.4	West Africa	308	333	25	8.1
258	265	7	2.7	North Sea	309	280	(29)	(9.4)
329	345	16	5.0	Rest of world	341	371	30	8.8
138.5	152.5	14.0	10.1	Oil and gas production sold (1) (million boe)	425.3	453.9	28.6	6.7

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method from January 1, 2005 (formerly accounted for proportionally).

In the first nine months of 2005 oil and natural gas production was 1,714,000 boe/day, up 116,000 boe from the first nine months of 2004, or 7.3%. This increase was 9.4% without taking into account the price effect on PSAs6 and buy-back contracts. Production increases were registered in particular in Libya, Angola, Iran, Algeria and Kazakhstan. These increases were partly offset by: (i) lower production entitlements (down 35,000 boe/day) in PSAs and buy-back contracts related to higher international oil prices; (ii) declines in mature fields mainly in Italy (natural gas) and the United

__________________

(6)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).

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Kingdom; (iii) the effect of the divestment of assets in 2004 (down 23,000 boe/day) and of hurricanes in the Gulf of Mexico (down 4,000 boe/day). The share of production outside Italy was 85% (83% in the first nine months of 2004).

Daily production of oil and condensates (1,104,000 barrels) was up 89,000 barrels from the first nine months of 2004, or 8.8%, due to increases registered in: (i) Angola, due to full production of the Hungo and Chocalho fields within phase A of the development of the Kizomba area in Block 15 and the start-up of the Kissanje and Dikanza fields within phase B of the same project in Block 15 (Eni’s interest 20%) and of the North Sanha-Bomboco field in area B of Block 0 (Eni’s interest 9.8%); (ii) Libya, due to full production at the Wafa (Eni’s interest 50%) and Elephant fields (Eni’s interest 23.33%); (iii) Iran, due to full production at the South Pars field Phases 4-5 (Eni operator with a 60% interest) and production increases at the Dorood (Eni’s interest 45%) and Darquain (Eni operator with a 60% interest) fields; (iv) Algeria, due to full production at the Rod and satellite fields (Eni operator with a 63.96% interest); (v) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to increased exports through the Caspian Pipeline Consortium’s pipeline linking to the Novorossiysk terminal on the Russian coast of the Black Sea; (vi) Italy, due to increased production in the Val d’Agri resulting from full production of the fourth treatment train of the oil center. These increases were partly offset by declines of mature fields in particular in the United Kingdom and by the effect of the divestment of assets carried out in 2004.

Daily production of natural gas (610,000 boe) was up 27,000 boe from the first nine months of 2004, or 4.6%, reflecting primarily increases registered in Libya, due to full production at the Wafa field (Eni’s interest 50%), Egypt, Norway and Pakistan, offset in part by the declines registered in particular in the United Kingdom due to declining mature fields and the effect of the divestment of assets effected in 2004.

Oil and gas production sold amounted to 453.9 million boe. The 14.1 million boe difference over production was due essentially to own consumption of natural gas (11.7 million boe).

Third quarter

Operating profit for the third quarter of 2005 was euro 3,678 million, up euro 1,239 million from the third quarter of 2004, or 50.8%, reflecting primarily higher oil and gas realizations in dollars (oil up 48.2%, natural gas up 14%) combined with increased volumes sold (up 14.6 million boe, or 10.7%). These positive factors were offset in part by: (i) the negative change in special items (euro 295 million) resulting from gains on the disposal of mineral assets recorded in the third quarter of 2004 for euro 173 million and higher asset impairment (euro 132 million); (ii) higher costs related to production and higher amortization and depreciation charges.

In the third quarter of 2005 daily oil and natural gas production was 1,715,000 boe, up 170,000 boe from the third quarter of 2004, or 11%; this increase was 13.6% without taking into account the price effect on PSAs and buy-back contracts. Production increased mainly in Libya, Angola, Algeria, Egypt and Iran. These increases were partly offset by: (i) lower production entitlements (down 40,000 boe/day) in PSAs and buy-back contracts related to higher international oil prices; (ii) declines in mature fields mainly in Italy (natural gas) and the United Kingdom; (iii) the effect of the divestment of assets effected in 2004 (down 13,000 boe/day) and the consequences of hurricanes in the Gulf of Mexico (down 10,000 boe/day).

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Daily production of oil and condensates (1,106,000 barrels) was up 103,000 barrels from the third quarter of 2004, or 10.3%, due to increases registered mainly in Angola, related in particular to the start-up of phase B of the Kizomba development project, and in Algeria, Libya and Iran, partly offset by declines in the North Sea reflecting the decline of mature fields, the effect of the divestment of assets in 2004 and the impact of hurricanes in the Gulf of Mexico.

Daily production of natural gas (609,000 boe) was up 66,000 boe from the third quarter of 2004, or 12.2%, reflecting primarily increases registered in Libya, Egypt and Kazakhstan, offset in part by declines registered mainly in Italy and the impact of hurricanes on production in the Gulf of Mexico.

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Gas & Power

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

3,110	4,388	1,278	41.1	Revenues	12,101	15,550	3,449	28.5
433	525	92	21.2	Operating profit	2,550	2,680	130	5.1
12	(65)	(77)		Exclusion of profit in stock	(16)	(95)	(79)
445	460	15	3.4	Replacement cost operating profit	2,534	2,585	51	2.0
6	8	2		Exclusion of special items	6	56	50
451	468	17	3.8	Adjusted operating profit	2,540	2,641	101	4.0

Nine months

Replacement cost operating profit in the first nine months of 2005 was euro 2,585 million, up euro 51 million from the first nine months of 2004, or 2%, reflecting primarily: (i) increased natural gas volumes sold (up 2.93 billion cubic meters including own consumption, or 5.3%) and distributed; (ii) higher results in natural gas transport activities in Italy and outside Italy. These positive factors were offset in part by: (i) the estimated impact of the application from January 1, 2005 of Decision No. 248/20047 of the Authority for Electricity and Gas (down euro 114 million) with reference to a recent decision of the Council of State that suspended for one company only the Regional Administrative Court’s decision against which the Authority appealed; (ii) weaker realized margins on natural gas sales related to competitive pressure offset in part by the different trends in the energy parameters to which natural gas sale and purchase prices are contractually indexed; (iii) provisions to the reserve for contingencies (euro 46 million); (iv) lower distribution tariffs, due mainly to the impact of the new tariff system following Decision No. 170/20048 of the Authority for Electricity and Gas.

Operating profit of power generation activities was euro 126 million, up euro 43 million, or 51.8%, reflecting primarily an increase in electricity production sold (7.06 terawatthour, up 73.2%) whose effects were offset in part by: (i) a decline in sale margins related to the different trend in prices of reference energy parameters for the determination of selling prices and the cost of fuels; (ii) a provision for charges for the purchase of green certificates for 2003 following the decision of the Regional Administrative Court of Lombardia9 (euro 7 million).

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(7)	With this decision the Authority decided the revision of the parameters for the upgrading of the raw material component in price formulas for end users and introduced a safeguard clause that dampens the changes in energy prices that are considered “abnormal” (Brent price higher than 35 dollars/barrel or lower than 20 dollars/barrel), assuming that this is a practice in import markets to Italy (the details of this decision are included in Eni’s First Half Report). This decision also states that the Authority may review these clauses in the light of import contracts. Eni provided the Authority with details on its import contracts following 2005 that may lead the Authority to reconsider its decision, as Eni is one of the largest importers to Italy. The Regional Administrative Court of Lombardia, based on claims of Eni and other operators, annulled Decision No. 248/2004. In July-September 2005 the Court’s judgments were deposited. However, the validity of Decision No. 248/2004 had already been suspended by this Court from January 2005. A decision by the Council of State is pending.
Further details on this matter may be found in Eni’s 2005 First Half Report - Operating Review - Gas & Power - Regulation.
(8)	Decision No. 170/2004 defines the method for determining natural gas distribution tariffs in the second regulated period (October 1, 2004-September 30, 2008); in particular the new tariff system sets the rate of return of invested capital at 7.5% (as compared to 8.8% in the first regulated period) and the price cap at 5% of operating costs and amortization charges (as compared to 3% for total costs). The Regional Administrative Court annulled this decision with a decision on February 16, 2005; the Authority filed an urgent claim with the Council of State, that on March 8, 2005, suspended the Court’s decision, pending its own final decision.
(9)	With a judgment of April 12, 2005, the Regional Administrative Court of Lombardia rejected the claim filed by EniPower against the decision of the Gestore della Rete di Trasmissione Nazionale SpA GRTN that denied the nature of cogeneration production to the combined production of electricity and heat of Eni’s power stations at Livorno, Ravenna and Brindisi in 2003. This obliges the company to purchase so called green certificates to cover production from these plants.

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Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

				Sales of natural gas (billion cubic meters)
8.75	9.54	0.79	9.0	Italy	36.65	37.00	0.35	1.0
1.58	1.16	(0.42)	(26.6)	Wholesalers (distribution companies)	10.81	8.25	(2.56)	(23.7)
	0.32			Gas release		1.39
7.17	8.06	0.89	12.4	End customers	25.84	27.36	1.52	5.9
2.57	3.11	0.54	21.0	Industrial users	9.03	9.34	0.31	3.4
4.13	4.50	0.37	9.0	Thermoelectric users	11.74	12.9	1.16	9.9
0.47	0.45	(0.02)	(4.3)	Residential and commercial	5.07	5.12	0.05	1.0
3.75	4.08	0.33	8.8	Rest of Europe	15.51	16.64	1.13	7.3
0.34	0.39	0.05	14.7	Outside Europe	0.92	0.95	0.03	3.3
12.84	14.01	1.17	9.1	Total sales to third parties	53.08	54.59	1.51	2.8
0.97	1.48	0.51	52.6	Own consumption	2.65	4.07	1.42	53.6
13.81	15.49	1.68	12.2	Sales to third parties and volumes consumed by Eni	55.73	58.66	2.93	5.3
1.52	1.40	(0.12)	(7.9)	Natural gas sales of affiliates (net to Eni)	5.17	5.94	0.77	14.9
1.32	1.21	(0.11)	(8.3)	Europe	4.65	5.39	0.74	15.9
0.20	0.19	(0.01)	(5.0)	Outside Europe	0.52	0.55	0.03	5.8
15.33	16.89	1.56	10.2	Total sales of natural gas (billion cubic meters)	60.90	64.60	3.70	6.1

17.55	18.26	0.71	4.0	Transport of natural gas in Italy (billion cubic meters)	59.39	63.05	3.66	6.2
10.85	11.67	0.82	7.6	Eni	38.60	40.13	1.53	4.0
6.70	6.59	(0.11)	(1.6)	Third parties	20.79	22.92	2.13	10.2

3.56	6.15	2.59	72.8	Electricity production sold (terawatthour)	9.64	16.70	7.06	73.2

In the first nine months of 2005 natural gas sales (64.60 billion cubic meters, including own consumption and Eni’s share of sales of affiliates10) were up 3.70 billion cubic meters from the first nine months of 2004, or 6.1%, reflecting primarily higher sales in markets in the rest of Europe (up 1.87 billion cubic meters, including sales of affiliates, or 9.3%) and higher own consumption of natural gas for power generation at EniPower’s power stations (up 1.42 billion cubic meters, or 53.6%).

In a more and more competitive market, natural gas sales in Italy (37 billion cubic meters) were up 0.35 billion cubic meters from the first nine months of 2004, or 1%, reflecting primarily an increase in sales to the thermoelectric (up 1.16 billion cubic meters or 9.9%) and industrial (up 0.31 billion cubic meters or 3.4%) segments, offset in part by lower sales to wholesalers (down 2.56 billion cubic meters, or 23.7%). These changes were also related to the fact that part of supplies (1.39 billion cubic meters) to operators in these sectors – in particular wholesalers – was carried out in accordance with certain decisions of the Antitrust Authority (so called gas release)11.

Natural gas sales in the rest of Europe (16.64 billion cubic meters) were up 1.13 billion cubic meters, or 7.3%, due to increases registered in: (i) supplies to the Turkish market via the Blue Stream gasline (0.49 billion cubic meters); (ii) sales under long-term

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(10)	At present the only relevant company is Nigeria LNG Ltd (Eni’s interest 10.4%).
(11)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.

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supply contracts with importers to Italy (0.40 billion cubic meters), also due to reaching of full supplies from Libyan fields; (iii) France, related to the increase in supplies to industrial customers and to Gaz de France (0.29 billion cubic meters); (iv) Germany, related in particular to increased supplies (0.24 billion cubic meters) to Eni’s affiliate GVS (Eni’s interest 50%) and the start-up of supplies to Wingas.

Own consumption12 was 4.07 billion cubic meters, up 1.42 billion cubic meters from nine months of 2004, or 53.6%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.

Sales of natural gas by Eni’s affiliates, net to Eni and net of Eni’s supplies, were 5.94 billion cubic meters and related to: (i) GVS (Eni’s interest 50%) with 2.24 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.34%) with 1.13 billion cubic meters; (iii) Unión Fenosa Gas (Eni’s interest 50%) with 0.97 billion cubic meters; (iv) volumes of natural gas (1.04 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria sold to US and European markets. As compared to the first nine months of 2004 sales increased 0.77 billion cubic meters, up 14.9%, in particular due to Unión Fenosa Gas.

Eni transported 22.92 billion cubic meters of natural gas on behalf of third parties, up 2.13 billion cubic meters from the first nine months of 2004, or 10.2%.

In the first nine months of 2005 electricity production sold was 16.70 terawatthour, up 7.06 terawatthour from the first nine months of 2004, or 73.2%, due to the entry into service of two power units at Mantova (up 2.59 terawatthour) and full commercial operation of the Ravenna (up 2.16 terawatthour) and Ferrera Erbognone (up 1.14 terawatthour) plants.

Third quarter

Replacement cost operating profit in the third quarter of 2005 was euro 460 million, up euro 15 million from the third quarter of 2004, or 3.4%, reflecting primarily: (i) increased natural gas volumes sold (up 1.68 billion cubic meters, including own consumption, or 12.2%) and electricity sold (up 2.59 terawatthour, or 72.8%); (ii) higher results in natural gas transport activities in Italy and outside Italy. These positive factors were offset in part by: (i) the estimated impact of the application from January 1, 2005 of Decision No. 248/2004 of the Authority for Electricity and Gas (down euro 114 million, of these euro 17 million related to the third quarter); (ii) weaker realized margins on natural gas sales due to competitive pressure, whose effects were offset in part by the trend of energy parameters to which natural gas sale and purchase prices are contractually indexed.

Natural gas sales (15.49 billion cubic meters, including own consumption and Eni’s share of sales of affiliates) were up 1.68 billion cubic meters from the third quarter of 2004, or 12.2%, due to higher sales in Italy (0.79 billion cubic meters, up 9%), higher own consumption of natural gas for power generation at EniPower’s power stations (0.51 billion cubic meters, up 52.6%) and higher sales in the rest of Europe (0.22 billion cubic meters, up 4.3%).

__________________

(12)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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The increase in sales in Italy reflects primarily higher supplies to the industrial (up 0.54 billion cubic meters or 21%) and thermoelectric segments (up 0.37 billion cubic meters or 9%) offset in part by declining sales to wholesalers (down 0.42 billion cubic meters, or 26.6%). The changes in sales to industries and wholesalers are also related to the fact that part of supplies (0.32 billion cubic meters) to operators in these sectors – in particular wholesalers – was carried out in accordance with certain decisions of the Antitrust Authority (so called gas release).

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Refining & Marketing

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

6,900	9,340	2,440	36.7	Revenues	19,039	24,177	5,138	27.0
317	663	346	109.1	Operating profit	743	1,528	785	105.7
(177)	(428)	(251)		Exclusion of profit in stock	(371)	(887)	(516)
140	235	95	67.9	Replacement cost operating profit	372	641	269	72.3
110	113	3		Exclusion of special items	173	194	21
250	348	98	39.2	Adjusted operating profit	545	835	290	53.2

Nine months

Replacement cost operating profit in the first nine months of 2005 was euro 641 million, up euro 269 million from the first nine months of 2004, or 72.3%, reflecting primarily: (i) higher refining margins (the margin on Brent was up 2.1 dollars/barrel, or 53.6%), offset in part by the effect of the standstill of the Gela refinery in the first half of 2005, offset only in part by higher processing on other refineries and the effect of the appreciation of the euro over the dollar (approximately euro 30 million); (ii) an increase in operating results of refining and marketing activities in the rest of Europe related to a positive scenario and to increased volumes sold on retail markets, also deriving from service stations purchased in 2004 and in the first nine months of 2005; (iii) higher operating results of marketing activities in Italy. These positive factors were offset in part by the effect of the sale of Agip do Brasil (euro 28 million) effected in August 2004 and by the change in special items (euro 21 million) related mainly to higher environmental provisions.

(million tonnes)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

13.04	13.16	0.12	0.9	Sales	40.11	37.97	(2.14)	(5.3)
2.83	2.63	(0.20)	(7.1)	Retail sales Italy	8.16	7.85	(0.31)	(3.8)
0.93	0.99	0.06	6.5	Retail sales rest of Europe	2.59	2.76	0.17	6.6
			..	Retail sales Brazil	0.57		..	..
2.65	2.58	(0.07)	(2.6)	Wholesale sales Italy	7.79	7.65	(0.14)	(1.8)
1.10	1.14	0.04	3.6	Wholesale sales outside Italy	4.14	3.30	(0.84)	(20.3)
5.53	5.82	0.29	5.2	Other sales	16.86	16.41	(0.45)	(2.7)

In the first nine months of 2005 refining throughputs on own account in Italy and outside Italy were 28.54 million tonnes, up 0.71 million tonnes from the first nine months of 2004, or 2.6%, due to higher processing at Eni’s wholly-owned refineries of Taranto, Livorno and Sannazzaro resulting also from fewer maintenance standstills. These increases were offset in part by the impact of the maintenance standstill of the Porto Marghera refinery and lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004. Processing on third parties refineries increased, especially at Milazzo (Eni’s interest 50%).

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In the first nine months of 2005 sales of refined products (37.97 million tonnes) were down 2.14 million tonnes from the first nine months of 2004, or 5.3%, mainly due to the divestment of activities in Brazil in August 2004 (down 1.51 million tonnes), lower sales to oil companies and traders outside Italy (down 0.65 million tonnes) and declining retail and wholesale sales in Italy related to lower domestic consumption.

The net effect of the divestment of 100% of Italiana Petroli (IP) effective from September 1, 2005, was negligible (retail sales were down 170,000 tonnes, while sales to oil companies increased by 167,000 tonnes) as Eni continues to supply fuels under a five-year contract signed concurrently with the divestment.

Sales of refined products on retail markets in Italy (7.85 million tonnes) were down 0.31 million tonnes from the first nine months of 2004, or 3.8%, reflecting primarily the divestment of IP (down 170,000 tonnes) and a decline in domestic consumption (down 1.8%) in particular of gasoline and LPG, whose effects were offset in part by a more efficient network.

At September 30, 2005, Eni’s retail distribution network in Italy consisted of 4,348 Agip branded service stations, 2,896 less than at December 31, 2004 (7,244 service stations), due to the divestment of IP (2,888 service stations) and sales/closures (41 service stations), offset in part by the positive balance (25 units) of acquisitions/releases of lease concessions and the opening of 8 new service stations.

Sales of refined products on retail markets in the rest of Europe were 2.76 million tonnes, up 0.17 million tonnes from the first nine months of 2004, or 6.6%, in particular in Germany, Spain and the Czech Republic, due to the purchase/construction of service stations and higher efficiency, whose effects were offset in part by a decline in the demand for fuels. At September 30, 2005, Eni’s retail distribution network in the rest of Europe consisted of 1,929 service stations, 33 more than at December 31, 2004, due in particular to purchases of service stations in Spain, Germany and France.

Sales on wholesale markets in Italy were 7.65 million tonnes, down 0.14 million tonnes from the first nine months of 2004, or 1.8%, reflecting mainly lower sales of fuel oil to the thermoelectric segment, due to the progressive substitution of fuel oil with natural gas in power plants.

Sales on wholesale markets outside Italy (3.30 million tonnes) declined by 0.84 million tonnes, or 20.3%, due mainly to lower LPG sales resulting from the divestment of activities in Brazil.

Other sales (16.41 million tonnes) declined by 0.45 million tonnes, or 2.7%, due mainly to lower sales to oil companies and traders outside Italy (down 0.65 million tonnes), offset in part by higher sales in Italy related to supplies to IP (up 0.17 million tonnes).

Third quarter

Replacement cost operating profit in the third quarter of 2005 was euro 235 million, up euro 95 million from the third quarter of 2004, or 67.9%, reflecting primarily: (i) higher refining margins (the margin on Brent was up 2.74 dollars/barrel, or 64%), offset in part by the impact of technical upsets occurred to certain plants; (ii) an increase in operating results of refining and marketing activities in the rest of Europe related to a positive scenario and to increased volumes sold on retail markets, also registered in service stations purchased in 2004 and in the first nine months of 2005.

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This increase was offset in part by a decline in operating profit of marketing activities in Italy, resulting mainly from lower distribution margins following the increase in international prices of product not entirely reflected in selling prices.

In the third quarter of 2005 refining throughputs on own account in Italy and outside Italy were 10.36 million tonnes, up 0.72 million tonnes from the third quarter of 2004, or 7.5%, due to increased processing on wholly owned refineries and on third parties refineries.

In the third quarter of 2005 sales of refined products (13.16 million tonnes) increased slightly from the third quarter of 2004, or 0.9%, mainly due to increased sales in Agip branded service stations in Italy and in the rest of Europe.

Sales of refined products on retail markets in Italy were down 200,000 tonnes, or 7.1%, due mainly to the impact of the divestment of IP (down 170,000 tonnes) and a slight decrease in domestic consumption.

Sales of refined products in the rest of Europe were up 60,000 tonnes, or 6.5% due mainly to the increase in the number of service stations in particular in Spain, Germany and the Czech Republic.

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Petrochemicals

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,430	1,600	170	11.9	Revenues	3,855	4,599	744	19.3
89	(51)	(140)	..	Operating profit	156	165	9	5.8
(12)	(12)			Exclusion of profit in stock	(20)	(19)	1
77	(63)	(140)	..	Replacement cost operating profit	136	146	10	7.4
(3)	20	23		Exclusion of special items	(9)	41	50
74	(43)	(117)	..	Adjusted operating profit	127	187	60	47.2

Nine months

Replacement cost operating profit for nine months of 2005 was euro 146 million, up euro 10 million from the first nine months of 2004, or 7.4%, reflecting primarily higher product margins, recorded in particular in polyethylenes and elastomers as well as an improved industrial performance. These positive factors were offset in part by: (i) the recording of restructuring and legal provisions (euro 30 million); (ii) asset impairments (euro 18 million).

(million tonnes)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,326	1,414	88	6.6	Sales	3,945	4,087	142	3.6
716	757	41	5.7	Basic petrochemicals	2,098	2,276	178	8.5
256	256	0	0.0	Styrenes and elastomers	794	774	(20)	(2.5)
354	401	47	13.3	Polyethylenes	1,053	1,037	(16)	(1.5)

Sales of petrochemical products (4,087,000 tonnes) were up 142,000 tonnes, or 3.6% from the first nine months of 2004, reflecting primarily higher sales of intermediates (up 15.4%), aromatics (up 10.9%) and olefins (up 5.1%) related to positive demand and the fact that intermediate sales, in particular acetone and phenol, declined in the first half of 2004 following a standstill due to an accident occurred at the Porto Torres dock. These increases were offset in part by a decline in: (i) elastomers (down 2.7%) related to a decline in demand for rubber; (ii) styrene (down 2.6%) related to the shutdown of the Ravenna ABS plant and the standstill of the Mantova plant; (iii) polyethylenes (down 1.5%) due to lower demand and lower LLDPE availability related to the standstill of the Priolo plant.

Production (5,403,000 tonnes) declined by 67,000 tonnes from the first nine months of 2004, down 1.2%, due to declines in styrenes (down 6%) and olefins (down 2%) due mainly to plant shutdowns and standstills; polyethylenes (down 3.2%) related to demand trends and the standstill of the Priolo plant. These declines were offset in part by higher intermediates (up 5.9%) and aromatic production (up 5.5%) in line with an increase in demand.

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Third quarter

In the third quarter of 2005 this segment reported replacement cost operating losses of euro 63 million as compared to a replacement cost operating profit of euro 77 million in the third quarter of 2004. The euro 140 million worsening reflected primarily: (i) a decline in product margins, in particular of the cracker margin, related to the increase in the cost of oil-based feedstocks not entirely reflected in selling prices; (ii) the recording of restructuring charges for euro 25 million. These negative factors were offset in part by increased volumes sold (up 6.6%).

Sales of petrochemical products (1,414,000 tonnes) were up 88,000 tonnes, or 6.6%, from the third quarter of 2004. The increase concerned in particular aromatics (up 14.8%), polyethylenes (up 13.2%), olefins (up 6.2%) and styrenes (up 4.3%). Declines concerned elastomers (down 6.3%).

Production (1,824,000 tonnes) increased by 33,000 tonnes, up 1.8%.

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Reconciliation of reported operating profit by segment and net profit to adjusted operating and net profit

Adjusted operating profit and net profit are before inventory holding gains and losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

(million euro)

Third quarter	2005	Nine months
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit

					Operating profit
3,678		3,678	132	3,810	E&P	9,015		9,015	291	9,306
525	(65)	460	8	468	G&P	2,680	(95)	2,585	56	2,641
663	(428)	235	113	348	R&M	1,528	(887)	641	194	835
(51)	(12)	(63	20	(43)	Petrochemicals	165	(19)	146	41	187
(391)		(391)	285	(106)	Other activities	(640)		(640)	436	(204)
(126)		(126)	123	(3)	Corporate and financial companies	(343)		(343)	179	(164)
(106)		(106)		(106)	Unrealized profit in stock	(172)		(172)		(172)
4,192	(505)	3,687	681	4,368		12,233	(1,001)	11,232	1,197	12,429
2,340	(317)	2,023	423	2,446	Net profit	6,684	(628)	6,055	800	6,855

Third quarter	2004	Nine months
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion of special items	Adjusted operating profit and net profit

					Operating profit
2,439		2,439	(163)	2,276	E&P	5,932		5,932	(96)	5,836
433	12	445	6	451	G&P	2,550	(16)	2,534	6	2,540
317	(177)	140	110	250	R&M	743	(371)	372	173	545
89	(12)	77	(3)	74	Petrochemicals	156	(20)	136	(9)	127
(118)		(118)	33	(85)	Other activities	(344)		(344)	137	(207)
(179)		(179)	101	(78)	Corporate and financial companies	(290)		(290)	109	(181)
(65)		(65)		(65)	Unrealized profit in stock	(93)		(93)		(93)
2,916	(177)	2,739	84	2,823		8,654	(407)	8,247	320	8,567
1,585	(111)	1,474	(26)	1,448	Net profit	4,950	(255)	4,695	(233)	4,462

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Special items

(million euro)
Third quarter	Nine months
2004	2005	2004	2005

128	297	Environmental provisions	266	521
6	151	Mineral and other asset impairment	182	336
70	245	Provision to the risk reserve	73	310
7	13	Provision for redundancy incentives	31	35
(173)		Net gains on E&P portfolio rationalisation	(291)
46	(25)	Other	59	(5)
84	681	Special items of operating profit	320	1,197
(94)	(135)	Expense (income) from investments	(397)	(133)
		- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
(94)		- Gain on the sale of Agip do Brasil SA	(94)
	(135)	- Gain on the sale of IP		(135)
	28	Other		28
(10)	574	Non-recurring items before taxes	(77)	1,092
(16)	(151)	Taxes on special items	(156)	(292)
(26)	423	Total special items of net profit	(233)	800

Adjusted operating profit and net profit

(million euro)
Third quarter	Nine months
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

2,276	3,810	1,534	67.4	E&P	5,836	9,306	3,470	59.5
451	468	17	3.8	G&P	2,540	2,641	101	4.0
250	348	73	39.2	R&M	545	835	261	53.2
74	(43)	(117)	..	Petrochemicals	127	187	60	47.2
(85)	(106)	(21)	(24.7)	Other activities	(207)	(204)	3	1.4
(78)	(3)	75	96.2	Corporate and financial companies	(181)	(164)	17	9.4
(65)	(106)	(41)		Unrealized profit in stock	(93)	(172)	(79)
2,823	4,368	1,545	54.7	Adjusted operating profit	8,567	12,429	3,862	45.1
1,448	2,446	998	68.9	Adjusted net profit	4,462	6,855	2,393	53.6

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adoption of IFRS

Following the application of EU Regulation (CE) 1606/2002 of July 19, 2002 approved by the European Parliament and Council, starting in 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), approved by the European Commission. In its Report as of September 30, 2005 Eni used evaluation and measurement criteria that it intends to apply to its 2005 consolidated financial statements and that are described in detail in the First Half 2005 Report approved by Eni’s Board of Directors on September 21, 20051.

Eni’s Report at September 30, 2005 has been prepared in accordance with IFRS issued by the IASB and adopted by the European Commission following the procedure contained in Article 6 of the EU Regulation (CE) 1606/2002 of the European Parliament and Council on July 19, 2002. Given their compatibility with IFRS, specific criteria for hydrocarbon exploration and production have been followed particularly those related to the internationally applied Unit-Of-Production and Production Sharing Agreement methods of accounting.

Eni’s Report at September 30, 2005 includes the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determining financial and management decisions, and to reap economic and financial benefits. Affiliates on which the parent company exercises control at these affiliates’ general shareholders’ meeting due to a substantial ownership interest are excluded from consolidation (Article 2359, subparagraph 1, line 2 of the Italian Civil Code considers this kind of affiliates as controlled subsidiaries). Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant economic and financial effects, are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are proportionally financed, on the basis of the budgets approved, by the companies involved in the project, to which the company periodically reports costs and revenues following the management activity of the project. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the financial statements of the companies involved. The effects of these exclusions are not material2.

__________________

(1)	The criteria described in that Report and applied herein may not coincide with the IFRS guidelines applicable on the December 31, 2005 due to future decisions of the European Commission as regards the approval of International Accounting Standards or the issue of new principles, interpretations or implementation guidelines issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretation Committee (IFRIC).
(2)	According to the dispositions of the Framework of international accounting standards, Information is material if its omission or misstatement could influence the economic decisions of users made on the basis of the financial statements.

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The following is the indication of:

•	balance sheet and profit and loss account for the first nine months of 2004 restated under IFRS;
•	a description of the main changes.

The restatement of Eni’s balance sheet at December 31, 2004 and the reconciliation of Eni’s shareholders’ equity for 2004 under IFRS are included in Eni’s report as of March 31, 2005 published on May 11, 2005 and available at Eni’s site www.eni.it.

Profit and loss account at September 30, 2004

The following is the reconciliation to IFRS of profit and loss account as of September 30, 2004.

(million euro)

	Report on the third quarter of 2004	Exclusion of Saipem	Exclusion of joint ventures	Restatement of extraordinary items	Pro-forma	Adjustments	IFRS

Net sales from operations	41,925	(2,573)	(428)		38,924	130	39,054
Other income and revenues	931	(30)	(2)	51	950	37	987
Purchases, services and other	(28,157)	(1,666)	(324)	419	26,586	(470)	26,116
Payroll and related costs	(2,422)	(550)	(29)	31	1,874	(17)	1,857
Depreciation, amortization and writedowns	(3,508)	(187)	(34)		3,287	106	3,393
Operating profit	8,769	(200)	(43)	(399)	8,127	548	8,675
Financial income (expense) and exchange differences, net	(52)	33	(4)		(23)	(40)	(63)
Income (expense) from investments	189	46	18	608	861	(108)	753
Income before extraordinary items and income taxes	8,906	(121)	(29)	209	8,965	400	9,365
Net extraordinary income (expense)	187	1	-	(188)	0	0	0
Income before income taxes	9,093	(120)	(29)	21	8,965	400	9,365
Income taxes	(3,534)	45	29	(21)	(3,481)	(678)	(4,159)
Profit before minority interest	5,559	(75)	0	0	5,484	(278)	5,206
Minority interest	(465)	75	-	0	(390)	134	(256)
Net profit	5,094	0	0	0	5,094	(144)	4,950

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Reconciliation of consolidated net profit at September 30, 2004

The following is the reconciliation of net profit as of September 30, 2004 determined under Italian GAAP to IFRS:

(million euro)

Items (*)
		2004 consolidated net income under Italian GAAP	5,094
1.		Different useful lives of gas pipelines, compression stations, distribution networks and other assets	(52)
2.		Different recognition of deferred tax	(509)
3.		Application of the weighted-average cost method instead of LIFO in inventory evaluation	177
4.		Different criteria of capitalization of financial charges	0
5.		Different recognition of the reserve for contingencies	10
6.		Effect of the capitalization of estimated costs for asset retirement obligations	45
7.		Underlifting	71
8.		Write-off of the difference between nominal and present value of deferred taxation in business combinations	28
9.		Adjustment of tangible and intangible assets	8
10.		Employee benefits	12
11.		Effects on investments accounted for under the equity method	109
12.		Other changes in 2004 results under IFRS	(166)
12.	1	Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas	(211)
12.	2	Amortization of goodwill	45
		Other net adjustments	(11)
		Effect of IFRS adjustment on minority interest (1)	134
		Net changes	(144)
		Consolidated net profit under IFRS	4,950

(*)	Each number refers to the illustration provided in the following section “Description of main changes”.
(1)	This adjustment derives from the attribution of their share of IFRS adjustments to minority interest.

Description of main changes

The following is a description of the main changes introduced in the balance sheet of Eni for 2003, whose effects are reflected in the profit and loss account and balance sheet for the first nine months of 2004 and in the balance sheet at December 31, 2004.

1. Different useful lives of gas pipelines, compression stations, distribution networks and other assets
This change concerns essentially the natural gas transport pipelines, compression stations and distribution networks that until 1999 were depreciated in accordance with Italian practice applying rates established by tax authorities (10%, 10% and 8%, respectively) both in statutory and consolidated financial statements. In consolidated financial statements prepared in accordance with U.S. GAAP, these assets were

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depreciated at a 4% rate, based on the international estimate of a 25-year long useful life.

The useful life of gas pipelines, compression stations and distribution networks was changed in 2000 following a determination of tariffs for natural gas sale by the Italian Authority for Electricity and Gas which set the useful life of gas pipelines at 40 years, that of compression stations at 25 years and that of distribution networks at 50 years. Therefore, considering this change as a revision of previous estimates, starting in 2000 the value of these assets, net of amortization reserves at December 31, 1999, was depreciated based on their residual useful life both under Italian and U.S. GAAP.

For the first application of IFRS, the adoption of the retrospective method implies the adoption of the new principles as if they had always been applied using the best information available at each time frame. Therefore, the book value of gas pipelines, compression stations and distribution networks, at January 1, 2004 was restated by using until 1999 the internationally accepted rate of 25 years, from 2000 onwards the residual value was depreciated according to the useful lives estimated by the Authority.

Consistent with this approach, the book value of tanker ships at January 1, 2004 was restated due to the revision of their useful life using until 2001 the internationally accepted rate of 20 years; from 2002 onwards their residual value was depreciated according to an estimated useful life of 30 years defined after their conferral from Snam SpA to LNG Shipping SpA.

Under Italian GAAP the book value of complex assets is divided according to various tax categories on the basis of the depreciation rate tables contained in a Decree of the Ministry of Economy and Finance. Under IFRS the components of a complex asset, that have different useful lives, are recorded separately in order to be depreciated according to their useful life; land parcels, that cannot be depreciated, are recorded separately even when they are bought along with buildings.

The restatement determined an increase in fixed assets of euro 2,563 million as a contra to shareholders’ equity (euro 1,570 million) and to deferred tax liabilities (euro 993 million).

2. Different recognition of deferred tax
Changes in shareholders’ equity were determined in particular by the following causes.

2.1 Recognition of deferred tax assets on the revaluation of assets (Law 342/2000)
Under Italian GAAP deferred tax assets are recorded if recoverable with “reasonable certainty”.

Under IFRS deferred tax assets are recorded if their recovery is more likely than not.

In 2000 Snam SpA, now merged into Eni SpA, revalued its assets as permitted by Law 342/2000 aligning their book value to their fair value. On this revaluation of depreciable assets Eni paid a special rate tax (19% instead of the statutory 34% rate), thus recording a deferred tax asset. Eni’s transport assets were conferred in 2001 to Snam Rete Gas

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SpA. The revaluation carried out had no impact on Eni’s consolidated financial statements; but a timing difference arose between the taxable value and the book value which led, in accordance with Italian GAAP, to the recognition of a provision for deferred tax assets that amounted to euro 629 million at December 31, 2003, corresponding to 19%3 of depreciation estimated in the 2004-2007 plan on the deductible timing difference.

Under IFRS, deferred taxes are to be recognized on the entire timing difference at the current statutory tax rate (37.25%).

The application of this principle determined an increase in deferred tax assets of euro 828 million as a contra to shareholders’ equity.

2.2 Recognition of deferred tax assets on Stogit’s inventories
In 2003 Stoccaggi Gas Italia SpA (“Stogit”), applying Law 448/2001, realigned the fiscal value to the higher book value of assets received upon contribution in kind. In the consolidated financial statements these assets were stated at their book value, this determined a timing difference over the fiscal values from which a deferred tax asset of euro 287 million was recognized in the consolidated financial statements. A portion of the timing difference concerns the inventories of natural gas; however, in 2003 consolidated financial statements the deferred tax asset related to the timing difference on natural gas inventories was not recognized on the assumption that its recoverability was not reasonably certain at the end of the concession, if not renewed.

The application of IFRS determined the recognition of deferred tax assets of euro 259 million, as a contra to shareholder’s equity.

2.3 Other effects of the different recognition of deferred tax assets
The application of the more likely than not criterion rather than that of the “reasonable certainty” of recoverability of other deductible timing differences determined the recognition of deferred tax assets of euro 146 million as a contra to shareholders’ equity.

3. Application of the weighted-average cost method instead of LIFO
Under Italian GAAP the cost of inventories may be determined with the weighted-average cost method or with the FIFO or LIFO methods. Until 2004 Eni adopted the LIFO method, in its evaluation of crude oil, natural gas and oil products inventories applied on an annual basis.

IFRS do not allow the use of the LIFO method; they allow the FIFO method and the weighted-average cost.

The application of the weighted-average cost on a three-month basis in the evaluation of crude oil, natural gas and refined products inventories determined an increase in the value of inventories of euro 764 million as a contra to shareholders’ equity (euro 479 million) and to deferred tax liabilities (euro 285 million).

__________________

(3)	Keeping into account the later conferral of assets to Eni’s subsidiary Snam Rete Gas SpA, the timing difference was considered analogous to that deriving from the cancellation of intra-group profits; under Italian GAAP the adopted 19% rate is equal to taxes paid by the conferring entity, not to the taxes recoverable by the receiving entity, Snam Rete Gas SpA.

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With the application of the LIFO method, changes in oil and refined products prices had no impact on the evaluation of inventories, that was affected only by declines in volumes. With the adoption of the weighted-average cost, changes in oil and refined products prices have a direct effect with the recognition of profit or loss on stock deriving from the difference between the current cost of products sold and the cost deriving from the application of the weighted-average cost method.

4. Different criteria of capitalization of financial charges
Under Italian GAAP financial charges are capitalized when incurred within the amount not financed by internally-generated funds or contribution by third parties.

Under IFRS, when a relevant time interval is necessary until the capital good is ready for use, financial charges can be capitalized as an increase of the asset book value for the amount of financial charges that could have been saved if capital expenditures had not been made.

The application of this principle determined an increase in the book value of fixed assets of euro 615 million as a contra to shareholders’ equity (euro 394 million) and to deferred tax liabilities (euro 221 million).

5. Different recognition of the reserve for contingencies
Under Italian GAAP the reserve for contingencies concerns costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period-end. The reserve for contingencies is stated on an undiscounted basis.

Under IFRS a provision to the reserve for contingencies is made only if there is a current obligation considered “probable” as a consequence of events occurred before period-end deriving from legal or contractual obligations or from behaviors or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the Company’s credit cost.

As for the provision to the reserve for redundancy incentives, IFRS require the preparation of a detailed formalized restructuring plan, indicating at least the activities, locations, categories and approximate number of employees concerned by the restructuring. The plan must be started-up or properly communicated to the involved parties before period-end, generating the expectation that the company will meet its obligations.

As for provisions for catastrophic risks, Padana Assicurazioni SpA, in application of rules imposed by the Minister of Industry on June 15, 1984, makes integrative provisions for the risk of earthquakes, seaquakes, volcanic eruptions and similar events. These integrative provisions are not allowed by IFRS in absence of a current obligation.

As for the reserve for periodic maintenance, under IFRS these costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.

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As a consequence of the absence of a current obligation, the application of this principle determined a reversal of the reserve for contingencies of euro 285 million as a contra to shareholders’ equity (euro 227 million), to deferred tax liabilities (euro 36 million) and to a decrease in other assets (euro 22 million) referred to the portion of re-insured risks.

6. Effect of the capitalization of costs for asset retirement obligations
Under Italian GAAP, site restoration and abandonment costs are allocated annually in a specific reserve so that the ratio of the allocations made and the amount of estimated costs equals the percentage of depreciation of the relevant asset. In particular in the Exploration & Production segment, the costs estimated to be incurred at the end of production activities for the site abandonment and restoration are accrued so that the ratio of the reserve and the amount of estimated costs correspond to the ratio of cumulative production at period-end and proved developed reserves at period-end plus cumulative production.

Under IFRS, estimated site restoration and abandonment costs are recorded in a specific reserve as a contra to the relevant asset; when the financial effect of time is relevant, the estimated cost is recorded considering the present value of the costs to be incurred calculated using a rate representative of the Company’s credit cost. The cost assigned to the different relevant components of the asset is recognized in profit and loss account through the amortization process. The reserve, and consequently the assets’ book value, is periodically adjusted to reflect the changes in the estimates of the costs, of the timing and of the discount rate.

The application of this principle determined an increase in fixed assets of euro 254 million, in shareholders’ equity of euro 152 million and in deferred tax liabilities of euro 158 million, and a decrease in site abandonment and restoration reserve of euro 56 million.

7. Underlifting
In the Exploration & Production segment joint venture agreements regulate, among other things, the right of each partner to withdraw its own share of production volumes available in the period.

Higher production volumes withdrawn as compared to net working interest volume determine the recognition of a credit by a partner who has withdrawn lower production volumes as compared to its net working interest volume.

Under Italian GAAP, this credit is evaluated on the basis of production costs; under IFRS it is evaluated at current prices at period end.

The application of this principle determined an increase in other assets of euro 78 million as a contra to shareholders’ equity (euro 61 million) and to deferred tax liabilities (euro 17 million).

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8. Write-off of the difference between nominal and present value of deferred taxation in business combinations
Under Italian GAAP the difference between the present value of deferred taxes included in the determination of the fair value of net assets acquired as part of a business combination and related deferred tax liabilities recognized at nominal value (“difference”) is recognized under the item accrued assets.

Under IFRS this difference is recognized under “Goodwill”; however, in the event of the first application goodwill can be adjusted only in case of specific circumstances that do not occur in this case. This difference is therefore written off because it cannot be considered an asset under IFRS.

The application of this principle determined a decrease in shareholders’ equity of euro 514 million as a contra to deferred tax assets.

9. Adjustment of tangible and intangible assets
Changes in shareholders’ equity related in particular to the following aspects.

9.1 Intangible assets
Under Italian GAAP costs for extraordinary company transactions, costs for the start-up or expansion of production activities and costs for the establishment of a company or for issuance of capital stock can be capitalized.

IFRS require these costs to be charged against profit and loss account, except for establishment and issuance of capital stock of the parent company that are recognized as a decrease in shareholders’ equity net of the relevant fiscal effect.

Under Italian GAAP costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.

The application of these principles determined the write-off of intangible assets for euro 91 million as a contra to a decrease in shareholders’ equity (euro 58 million) and the recognition of deferred tax assets (33 euro million).

9.2 Revaluation of assets
Under Italian GAAP revaluation of tangible assets is allowed under specific law provisions within the limit of their recovery value.

IFRS prohibit this kind of tangible asset revaluation.

The application of this principle determined a decrease in tangible assets of euro 75 million as a contra to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax assets (euro 21 million). The decrease in fixed assets takes into account the restatement of gains/losses on disposal on the basis of the historical cost and the recalculation of amortization until December 31, 2003.

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9.3 Pre-development costs
Under Italian GAAP costs related to preliminary studies, researches and surveys aimed at testing different options for development of hydrocarbon fields are recognized under tangible assets.

Under IFRS these costs are considered exploration costs and are expensed when incurred.

The application of this principle determined the write-off of capitalized pre-development costs for euro 71 million as a contra to a decrease in shareholders’ equity (euro 54 million) and the recognition of deferred tax liabilities (euro 17 million).

10. Employee benefits
Under Italian GAAP employee termination benefits are accrued during the period of employment of employees, in accordance with the law and applicable collective labor contracts.

Under IFRS employee termination benefits (e.g. pension payments, life insurance payments, medical assistance after retirement, etc.) are defined on the basis of post employment benefit plans that due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company’s obligation consists in making payments to the state or to a trust or a fund.

Plans with defined benefits are pension, insurance or healthcare plans which provide for the company’s obligation, also in the form of implicit obligation (see item 5), to provide non formalized benefits to its former employees4. The related discounted charges, determined with actuarial assumptions5, are accrued annually on the basis of the employment periods required for the granting of such benefits.

The application of this principle determined a decrease in shareholders’ equity of euro 79 million, the recognition of deferred tax assets (euro 53 million) and a decrease in employee termination indemnities (euro 26 million) as a contra to an increase in the reserve for contingent losses of euro 158 million, referred in particular to charges for medical assistance granted upon termination and to pension plans outside Italy.

11. Effects on investments accounted for under the equity method
Joint ventures and affiliates are accounted for under the equity method. The application of IFRS to the initial balance at January 1, 2004 of assets and liabilities of these companies determined a decrease in investments of euro 40 million as a contra to shareholders’ equity.

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(4)	Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
(5)	Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) death rates of employees; (iii) turn-over rate of employees; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of requests for reimbursement and future changes in medical costs; (vi) interest rates.

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12. Other changes in 2004 result under IFRS

12.1 Adjustment on gain from sale of a 9.054% interest in Snam Rete Gas
Due to the application of IFRS, net shareholders’ equity to be compared with the sale price for determining the gain on the sale of a 9.054% interest in Snam Rete Gas SpA carried out in 2004 increased by euro 2,335 million related essentially to an increase in the book value of natural gas pipelines (see item 1) and deferred tax assets (see item 2.1).

12.2 Amortization of goodwill
Under Italian GAAP goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill refers to, goodwill can be amortized for a longer period not exceeding 20 years.

Under IFRS goodwill cannot be amortized, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed.

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